As filed November 1, 2000                                 File No. ____________
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          COLUMBIA RIVER RESOURCES INC.
              (Exact name of small business issuer in its charter


    Nevada                           1040                     91-1835664
(State or other               (Primary Standard           (I.R.S. Employer
jurisdiction of            Industrial Classification      Identification No.)
incorporation or                 Code Number)
 organization)

        SUITE 304 - 856 HOMER STREET, VANCOUVER, BRITISH COLUMBIA V6B 2W5
                                 (604) 688-1163
          (Address and telephone number of principal executive offices)

         SUITE 304 - 856 HOMER STREET, VANCOUVER, BRITISH COLUMBIA V6B 2W5 (Address of principal place of business or intended principal place of business)

                          ROBERT R. FERGUSON, PRESIDENT
                          COLUMBIA RIVER RESOURCES INC.
                          SUITE 304 - 856 HOMER STREET
                   VANCOUVER, BRITISH COLUMBIA V6B 2W5, CANADA
                                 (604) 688-1163
            (Name, address and telephone number of agent for service)

                        Copies of all communications to:

                              Adam P. Stapen, Esq.
                   Dill Dill Carr Stonbraker & Hutchings, P.C.
                          455 Sherman Street, Suite 300
                             Denver, Colorado 80203
                       (303) 777-3737; (303) 777-3823 fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check
the following box.                                                     [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the
Securities  Act   registration  statement  number   of  the  earlier   effective
registration statement for the same offering.                          [ ]_____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                 [ ]_____

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                 [ ]_____

If delivery of the prospectus is expected to be made pursuant to Rule 434, check
the following box.                                                     [ ]_____

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS            DOLLAR                PROPOSED               PROPOSED
OF SECURITIES TO BE         AMOUNT TO BE          MAXIMUM OFFERING          MAXIMUM
   REGISTERED                REGISTERED            PRICE PER UNIT      AGGREGATE OFFERING        AMOUNT OF
                                                                             PRICE            REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Common Stock               10,000,000 shares            $0.45              $4,500,000            $1,188.00
--------------------------------------------------------------------------------------------------------------
Common Stock                 499,000 shares            $0.25 (1)             $124,750              $32.93
--------------------------------------------------------------------------------------------------------------

(1) Calculated in accordance with Rule 457(c) as of October 26, 2000.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure Alternative used (check one)  Alternative 1 [ ];  Alternative 2 [X]

                  SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2000

                          COLUMBIA RIVER RESOURCES INC.

                        10,000,000 Shares of Common Stock

         We are offering 10,000,000 shares of common stock for sale to the public. We are not required to sell any specific number or dollar amount of shares but will use our best efforts to sell the maximum number of shares offered. There is no minimum offering and no escrow. Therefore any funds received from a purchaser will be available to us as received and need not be refunded to the purchaser. This offering of shares will terminate on the earlier of the date all of the shares offered are subscribed for or ___________________ [90 days from the date of this prospectus]. Please note that we may extend this date for up to an additional 90 days.


         This prospectus also covers 499,000 shares of common stock owned by four (4) other stockholders. The selling stockholders are allowed to sell their shares at any time after the effective date of this prospectus. We will not receive any proceeds from the resale of these shares. We have agreed to pay for all expenses of this offering.

         Our common stock is traded on the local over-the-counter markets and the Pink Sheets published by Pink Sheets LLC under the symbol "CRVV."

         THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any state where the offer or sale is not permitted.

------------------------------------------------------------------------------------------------------------
SHARES OFFERED BY THE                                      UNDERWRITING DISCOUNTS       PROCEEDS TO THE
COMPANY                       PRICE TO PUBLIC                  AND COMMISSIONS               COMPANY
------------------------------------------------------------------------------------------------------------
Per Share                          $0.45                            $0.045                   $0.405
------------------------------------------------------------------------------------------------------------
Total Offering                   $4,500,000                        $450,000                 $4,050,000
------------------------------------------------------------------------------------------------------------

         Underwriting commissions and discounts: We are acting as the general selling agent. If broker-dealers are used to sell the shares, we will pay them a 10% commission.

         Proceeds to the Company: These amounts do not reflect the deduction of expenses of this offering, estimated at $60,000.


                          SUITE 304 - 856 HOMER STREET
                   VANCOUVER, BRITISH COLUMBIA V6B 2W5, CANADA
                       (604) 688-1163; FAX (604) 688-6375
                             WWW.COLUMBIARIVER1.COM


                 The date of this prospectus is ______________, 2000

                                TABLE OF CONTENTS





                                                                           Page


METRIC EQUIVALENTS..........................................................  1
PROSPECTUS SUMMARY..........................................................  2
RISK FACTORS................................................................  3
FORWARD LOOKING STATEMENTS..................................................  9
DILUTION.................................................................... 10
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.................... 11
DIVIDEND POLICY............................................................. 12
USE OF PROCEEDS............................................................. 12
SELECTED FINANCIAL DATA..................................................... 13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS....................................................... 13
BUSINESS.................................................................... 15
DESCRIPTION OF PROPERTY..................................................... 17
GHANA, WEST AFRICA.......................................................... 26
MANAGEMENT.................................................................. 28
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.............. 31
SELLING SHAREHOLDERS........................................................ 32
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS................... 33
DESCRIPTION OF SECURITIES................................................... 35
PLAN OF DISTRIBUTION........................................................ 36
SEC POSITION ON INDEMNIFICATION............................................. 38
LEGAL MATTERS............................................................... 38
EXPERTS..................................................................... 39
AVAILABLE INFORMATION....................................................... 39
REPORTS TO STOCKHOLDERS..................................................... 39
FINANCIAL STATEMENTS....................................................... F-1


                               METRIC EQUIVALENTS

The following table sets forth the conversion from metric into imperial equivalents:


TO CONVERT FROM      TO IMPERIAL MEASUREMENT UNITS              MULTIPLY BY

Grams                Ounces (troy)                              0.0322
Tonnes               Tons (short)                               1.1023
Grams/tonne          Ounces (troy/ton, short)                   0.0292
Hectares             Acres                                      2.4711
Kilometres           Miles                                      0.6214
Metres               Feet                                       3.2808

                               PROSPECTUS SUMMARY

COLUMBIA RIVER RESOURCES INC.

         Columbia River Resources Inc. ("Columbia River"/"We"/"Our") was organized under the laws of the State of Nevada on June 13, 1997, to engage in the acquisition, exploration, and if warranted, development of mining properties located worldwide. We have acquired and subsequently abandoned several mining properties in pursuit of our business. At this time, we are focusing our operations on the exploration of the Tanoso Reconnaissance License located in Ghana, West Africa, as well as the continued reconnaissance evaluation for other possible acquisitions in the Federal Republic of Nigeria. Our mining property is not in production and, consequently, we have no current operating income or cash flow. We are in the exploration stage and have not generated any revenues from operations.

         Our executive offices are located at 304 - 856 Homer Street, Vancouver, British Columbia V6B 2W5, and our telephone number is (604) 668-1163.

THE OFFERING

      Securities offered........10,000,000 shares of common stock
                        ........Resale of 499,000 shares of common stock owned
                                by four (4) stockholders

      Securities outstanding....13,167,259 shares of common stock (as of October
                                26, 2000)

      Use of Proceeds...........Estimated at a maximum of $3,990,000 net of offering expenses, to be used for property acquisitions, further exploration and administration expenses. We will not receive any of the proceeds from the resale of common stock owned by the four stockholders.

RISK FACTORS

         Investing in our securities involves a high degree of risk. You should consider carefully the information under the caption "Risk Factors" in deciding whether to purchase the securities offered under this prospectus.

SUMMARY FINANCIAL INFORMATION

         The following summary financial data is derived from our unaudited financial statements for the period ending June 30, 2000, and from our audited financial statements for the years ended December 31, 1999 and 1998, respectively, included elsewhere in this prospectus. We have prepared our financial statements in accordance with generally accepted accounting principles in the United States. Our results of operations for any interim period do not necessarily indicate our results of operations for the full year. You should read this summary financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and our financial statements. Our results from operations for any interim period do not necessarily indicate our results of operations for the full year.

         Balance Sheet Data:                        June 30, 2000       December 31, 1999        December 31, 1998

         Current Assets                              $   70,773           $     43,229             $        211
         Total Assets                                   165,069                 62,525                   78,211
         Current Liabilities                            222,198                393,389                   85,299
         Long-Term Liabilities                                0                      0                        0
         Stockholders' Deficiency                        57,129                330,864                    7,088
         Working Capital Deficiency                     151,425                350,160                   85,088



         Statement of Loss Data:                  Six Months Ended         Year Ended               Year Ended
                                                    June 30, 2000        December 31, 1999        December 31, 1998

         Revenues                                    $         0             $       0                $       0
         Net Loss                                        380,281               565,329                   68,231
         Net Loss per Share                                 0.04                  0.10                     0.02




                                  RISK FACTORS

         Investing in our common stock involves a high degree of risk. You should be able to bear a complete loss of your investment. You should carefully consider the following risk factors and other information in this prospectus before deciding to invest in shares of our common stock.

WE HAVE NOT MINED ANY GOLD OR OTHER METALS AND WE HAVE NO PRODUCTION HISTORY

         Our company has no history of producing gold or other metals. We are in the exploration stage. If warranted, the development of our mining property will require the construction or rehabilitation and operation of mines, processing plants and related infrastructure. As a result, we are subject to all of the risks associated with establishing new mining operations and business enterprises. We cannot assure you that we will successfully establish mining operations or produce gold or other metals at our property.

WE HAVE A HISTORY OF LOSSES AND WE EXPECT LOSSES TO CONTINUE FOR AT LEAST THE NEXT TWO YEARS

         As an exploration company that has no production history, we have incurred losses since our inception, and we expect to continue to incur additional losses for at least the next two years. As of December 31, 1999, we had an accumulated deficit of $646,149. We cannot assure you that we will ever achieve or sustain profitability.

WE EXPECT LOSSES FROM OPERATIONS AND WE EXPECT TO ENCOUNTER RISKS FREQUENTLY FACED BY EARLY STAGE COMPANIES

         To date, we have not generated any revenues from operations to fund ongoing operational requirements and cash commitments. We have financed our operations principally through the sale of our equity securities. We incurred a net loss of $380,281 for the six months ended June 30, 2000, a net loss of $565,329 for the year ended December 31, 1999, a net loss of $68,231 for the year ended December 31, 1998, and a net loss of $12,589 for the year ended December 31, 1997. We have a limited operating history and our operations are subject to all of the risks inherent in a new business enterprise engaged in the mining industry. The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the start-up of new businesses, those historically encountered by us, and the competitive environment in which we operate.

WE DO NOT GENERATE ANY REVENUES AND WE RELY ENTIRELY UPON OUTSIDE FINANCING

         Assuming that we are able to raise all of the capital necessary to undertake our planned exploration program, we believe that we will not be able to generate revenues for at least two years. Because of our inability to generate revenues, we rely entirely upon external sources of financing. We will need external financing to continue the exploration of our only property, Tanoso Reconnaissance License, and to fund the acquisition and exploration of any other mineral property we might acquire. Sources of external financing may include bank borrowings, joint ventures, and future debt and equity offerings. We cannot assure you that financing will be available on acceptable terms, or at all. The failure to obtain external financing could have a material adverse effect on our results of operations and financial condition. We do not have sufficient financial resources to undertake our planned exploration program on the Tanoso Reconnaissance License. If we cannot obtain external funding when needed, we may be forced to cease operations and abandon our property and business, and you may lose your entire investment.

WE RELY ENTIRELY UPON THE SERVICES OF CME & COMPANY, OUR CONTROLLING SHAREHOLDER

         CME & Company is a mining exploration and development company located in Guernsey, Channel Islands, and is our controlling shareholder. CME & Company is an affiliate of our company and became our controlling shareholder by accepting shares of our common stock in exchange for performing exploration activities at the Tansoso Reconnaissance License, and by performing evaluation activities in Nigeria. CME & Company performs all of our exploration and evaluation activities. CME & Company also assisted us in entering into our agreement to the rights to the Tanoso Reconnaissance License, and CME & Company is an affiliate of the company that entered into that agreement. We rely entirely upon the services of CME & Company. Our dependence on CME & Company has made us vulnerable to changes in the operations of CME & Company. If we are unable to develop any other key relationships or fail to maintain and enhance our existing relationship with CME & Company, we will suffer material and adverse consequences. We can give you no assurance that we will be able to maintain our relationship with CME & Company, or that we will be able to develop and maintain other strategic alliances.

WE RELY ENTIRELY ON A SINGLE EXPLORATION PROPERTY

         We anticipate that a majority, if not all, of our exploration costs for the next few years and beyond will be incurred in connection with the Tanoso Reconnaissance License. We do not have another exploration property at this time. Therefore, we will suffer material adverse consequences if we are unable to complete our exploration activities in a timely manner, or if the results do not warrant development operations.

THE EXPLORATION OF THE TANOSO RECONNAISSANCE LICENSE IS SUBJECT TO DELAYS

         We plan to complete the exploration of the Tanoso Reconnaissance License and, if warranted, commence development operations in five years. However, there can be no assurance that:

         * the exploration of the Tanoso Reconnaissance License will be completed on a timely basis, if at all;

         *      the results will warrant development operations; or

         * the exploration costs and ongoing operating costs associated with the exploration of the Tanoso Reconnaissance License will not be higher than anticipated.

         If the actual cost to complete the exploration of the Tanoso Reconnaissance License is significantly higher than what we expect, we cannot assure you that we will have enough funds to cover these costs or that we will be able to obtain alternative sources of financing to cover these costs. Unexpected cost increases or the failure to obtain necessary project financing on acceptable terms, or to commence or complete the exploration of the Tanoso Reconnaissance License on a timely basis, will have a material adverse effect on our future results of operations and financial condition. The exploration of the Tanoso Reconnaissance License is subject to the other risk factors described in this prospectus.

WE CONDUCT ALL OF OUR EXPLORATION ACTIVITIES IN COUNTRIES WITH DEVELOPING ECONOMIES, AND WE ARE SUBJECT TO THE RISKS OF POLITICAL AND ECONOMIC INSTABILITY ASSOCIATED WITH THESE COUNTRIES

         We currently conduct exploration activities in Ghana, West Africa, and reconnaissance evaluations in the Federal Republic of Nigeria. Ghana and Nigeria have experienced from time to time economic and/or political instability. We may be materially and adversely affected by risks associated with conducting operations in countries, including:

         *      political instability and violence;

         *      war and civil disturbance;

         *      expropriation or nationalization;

         *      changing fiscal regimes;

         *      fluctuations in currency exchange rates;

         *      high rates of inflation;

         *      underdeveloped industrial and economic infrastructure; and

         *      unenforceability of contractual rights.

         Changes in mining or investment policies or shifts in the prevailing political climate in any of the countries in which we conduct exploration and evaluation activities could adversely affect our business. Our operations may be affected in varying degrees by government regulation in Ghana and Nigeria with respect to, among other things:

         *      exploration restrictions;

         *      price controls;

         *      export controls;

         *      income and other taxes;

         *      maintenance of claims;

         *      environmental legislation;

         *      foreign ownership restrictions;

         *      foreign exchange and currency controls;

         *      labor;

         *      welfare benefit policies;

         *      land use;

         *      waste disposal;

         *      land claims of local residents or entities;

         *      water use;

         *      mine safety and occupational health; and

         *      toxic substances and other matters.

         Although we cannot accurately predict the effects of these factors, compliance with such laws and regulations may increase the costs associated with the exploration of our property. This could have a material and adverse effect on our financial condition and results of operations. The various effects of these laws and regulations may also impact our decisions to acquire another exploratory property. Furthermore, the exploration of mineral properties is also contingent upon governmental approvals that are complex and time consuming to obtain. We cannot assure you that we will be able to obtain or maintain governmental approval on any of our properties, or in a timely manner.

         In addition, legislation in the United States and Canada regulating foreign trade, investment and taxation could have a material adverse effect on our financial condition and results of operations.

WE ARE SUBJECT TO EXTENSIVE FOREIGN ENVIRONMENTAL LAW AND REGULATION

         Ghana and Nigeria have laws and regulations which control the exploration of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of animals, and the preservation of lands. These laws and regulations will require us to acquire permits and other authorizations for certain activities. In Ghana and Nigeria, there is relatively new comprehensive environmental legislation, and the permitting and authorization processes may be less established and less predictable than they are in the United States. We cannot assure you that we will be able to acquire necessary permits or authorizations on a timely basis, if at all. Delays in acquiring any permit or authorization could increase the exploration cost of the Tanoso Reconnaissance License and could have a material adverse effect on our operations and financial position.

         Environmental legislation in Ghana and Nigeria is evolving in a manner that will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for us. We cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or regulatory agencies or stricter interpretation of existing laws, may (1) necessitate significant capital outlays, (2) cause us to delay, terminate or otherwise change our intended activities with respect to our property and (3) materially and adversely effect our future operations.

         The Tanoso Reconnaissance License is located in a historic mining district where prior owners may have caused environmental damage that may not be known to us or to the regulators. We have not sought a complete environmental analysis of the Tanoso Reconnaissance License and have not conducted a comprehensive review of the environmental laws and regulations in Ghana. To the extent that we are subject to environmental requirements or liabilities, the cost of compliance with these requirements and the satisfaction of these liabilities would increase our costs and could have a material adverse effect on our financial condition and results of operations. If we are unable to fully fund the cost of remediation of any environmental condition, we may be required to suspend or terminate our operations.

THE EXPLORATION OF OUR PROPERTY IS HIGHLY SPECULATIVE, INVOLVES SUBSTANTIAL EXPENDITURES, AND MAY BE NON-PRODUCTIVE

         Our exploration of the Tanoso Reconnaissance License is highly speculative in nature and may be non-productive. Substantial expenditures are required to:

         * establish ore reserves through drilling and metallurgical and other testing techniques;

         * determine metal content and metallurgical recovery processes to extract metal from the ore; and

         *      construct, renovate or expand mining and processing facilities.

         If we discover ore, it usually takes several years from the initial phase of exploration until development or production is possible. During this time, the economic feasibility of development or production may change. As a result of these uncertainties, we cannot assure you that we will be able to acquire additional mineral rights or that our exploration program will result in proven or probable mineral reserves of sufficient quantities to justify development or production.

         Our exploration activities are also subject to the risk of unanticipated delays. Such delays may be caused by the following factors, among others: fluctuations in commodity prices, exploration risks, difficulty in arranging and obtaining needed financing, unanticipated permitting requirements or legal obstruction in the permitting process, and other unforeseen matters beyond our control. In addition to increasing capital and operating costs, such delays, if protracted, could result in a write off of all or a portion of the carrying value of the property.

TITLE TO OUR MINERAL PROPERTY MAY BE CHALLENGED

         Our policy is to seek to confirm the validity of our rights to title to, and contract rights with respect to, each mineral property in which we may have a material interest. However, we cannot guarantee that title to our property will not be challenged or impugned. Title insurance generally is not available and our ability to ensure that we have a secure claim to our exploration property may be severely constrained. We have not conducted a survey of the property and, therefore, the precise area and location of Tanoso Reconnaissance License may be in doubt. Accordingly, our property may be subject to prior unregistered agreements, transfers to claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our property as permitted or to enforce our rights with respect to our property.

WE MAY LOSE OUR PROPERTY IF WE FAIL TO MEET PAYMENT REQUIREMENTS

         We entered into an agreement Ayaco (Ghana) Limited, an affiliate of our company, to acquire the rights to the Tanoso Reconnaissance License. Under the agreement, we are still required to issue 500,000 shares of our common stock to Ayaco (Ghana) Limited on December 15, 2000, and spend an additional $145,000 in exploration work. If we fail to issue our shares when due, or fund the required exploration program, our rights to the property may lapse. We cannot assure you that we will be able to issue our shares when due, or fund the required exploration program.

WE CANNOT INSURE AGAINST ALL OF THE RISKS ASSOCIATED WITH EXPLORATION

         The business of exploration is subject to a number of risks and hazards, including:

         *      adverse environmental effects;

         *      industrial accidents;

         *      labor disputes;

         * technical difficulties due to unusual or unexpected geologic formations;

         *      failures of pit walls; and

         * flooding and periodic interruptions due to inclement or hazardous weather conditions.

         These risks can result in, among other things:

         * damage to, and destruction of, mineral properties or production facilities;

         *      personal injury;

         *      delays or cessation in our exploration activities;

         *      monetary losses; and

         *      legal liability.

         Although we maintain, and intend to continue to maintain, insurance with respect to our operations and property within ranges of coverage consistent with industry practice, we cannot assure you that insurance will be available at economically feasible premiums. Insurance against environmental risks is not generally available, and we may elect to not seek coverage for all risks. These environmental risks include potential liability for pollution or other disturbances resulting from mining exploration. In addition, not all risks associated with exploration activities are included in coverage, and the risks that are included may result in liabilities which exceed policy limits. The occurrence of an event that is not fully covered, or covered at all, by insurance, could have a material adverse effect on our financial condition and results of operations.

WE ARE SUBJECT TO CURRENCY FLUCTUATIONS

         For accounting purposes, we use the U.S. dollar as our functional currency. To date, all of our equity financing and certain debt financing have been conducted in U.S. dollars. However, with our principal offices in Vancouver, Canada, we maintain a certain amount of our cash holdings in Canadian dollars. Recently the Canadian dollar has experienced a devaluation against the U.S. dollar. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income. Continued devaluation of the Canadian dollar may have a material and adverse effect on our ability to conduct financings in the future.

OUR SELLING SHAREHOLDERS COULD NEGATIVELY IMPACT OUR OFFERING

         Our selling shareholders are allowed to sell their shares at any time after the effective date of this prospectus. If the price per share in the secondary market is less than our offering price at $0.45 per share, prospective purchasers would most likely purchase our stock in the secondary market and from our selling shareholders, which would decrease our proceeds from this offering and adversely impact our financial position and plan of operations.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION

         The initial public offering price of the shares does not necessarily bear any relationship to assets, book value or net worth of the Company. We established the price for the common stock with a view to the current market price for the stock. If you purchase in this offering, you will suffer immediate and substantial dilution in your investment, which can range from $0.28 per share to $0.40 per share, based on our net tangible book value at June 30, 2000.

YOU MAY SUFFER ADDITIONAL DILUTION FROM THE EXERCISE OR CONVERSION OF OPTIONS, WARRANTS, AND CONVERTIBLE SECURITIES ISSUED TO OTHER PERSONS

         There are outstanding options, warrants, and convertible securities to acquire shares of our common stock. If any of the outstanding options, warrants, and convertible securities are exercised or converted, your percentage ownership in will be reduced. So long as these options, warrants, and convertible securities are exercisable, the holders will have the opportunity to profit from a rise in the price of our common stock. The existence of such options, warrants, and convertible securities may adversely affect the terms on which we can obtain additional financing. The holders of such options, warrants, and convertible securities can be expected to exercise them at a time when we would probably be able to obtain additional capital by an offering of our common stock at a price higher than the exercise price of these outstanding options, warrants, and convertible securities.

OUR OFFICERS, DIRECTORS AND MANAGEMENT MAY BE SUBJECT TO CONFLICTS OF INTERESTS DURING OUR OPERATIONS

         Our officers, directors and management may be affiliated with other companies that are engaged in the business of exploration of mining properties, including properties located in Ghana and Nigeria. Such associations may give rise to conflicts of interest from time to time. A conflict of interest poses the risk that we may enter into a transaction on terms that would place us in a worse position than if no conflict existed. Our directors are required by law to act honestly and in good faith with a view to our best interest and to disclose any interest which they many have in any project or opportunity of which we are involved. However, each director has a similar obligation to other companies for which such director serves as an officer or director. We have no specific internal policy governing conflicts of interest.

"PENNY STOCK" RULES COULD AFFECT THE SECONDARY MARKET FOR OUT COMMON STOCK AND MAY AFFECT YOUR ABILITY TO SELL SHARES OF OUR COMMON STOCK

         Our common stock is subject to rules promulgated by the SEC that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than US$5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed US$5,000,000 during the Company's first three years of continuous operations or US$2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US$6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As long as our common shares are subject to the penny stock rules, the holders may find it difficult to sell their shares.

WE MAY HAVE DIFFICULTIES ENFORCING THE LEGAL PROCESS

         Service of process upon individuals or firms that are not resident in the United States may be difficult to obtain within the United States. Some of the directors and officers of our company reside outside the United States. Furthermore, since most of our assets are located outside the United States, any judgment obtained in the United States against us or such persons may not be collectible within the United States.

                           FORWARD LOOKING STATEMENTS

         Some information contained in this prospectus may contain forward-looking statements. These statements include comments regarding exploration plans, costs, grade, permitting, financing needs, the availability of financing on acceptable terms, the timing of environmental permitting, and the markets for gold and other metals. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", and similar expressions are intended to identify uncertainties. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this prospectus. These statements speak only as of the date of this prospectus. In particular, this prospectus contains forward-looking statements pertaining to the following:

         * projections of future capital costs for exploration activities in connection with the Tanoso Reconnaissance License;

         *      expectations regarding the levels or timing of exploration;

         *      potential growth in our operations;

         *      geographic location or focus of our operations;

         * potential investments of the proceeds of this offering pending the application of the net proceeds;

         *      expected sources or uses of funds;

         *      anticipated methods exploration and evaluation; and

         *      foreign governmental laws and regulations.

         Our actual results could differ materially from those anticipated in the forward-looking statements as a result of the risk factors set forth below and other factors set forth in, or incorporated by reference into, this prospectus:

         * worldwide economic and political events affecting the supply of and demand for metals;

         *      volatility in market prices for metals;

         * financial market conditions, and the availability of financing on terms acceptable to us;

         * uncertainties associated with exploration activities, including potential cost overruns, and the unreliability of estimates in early stages of exploration;

         * geological, technical, permitting, exploration and processing problems;

         * the availability and timing of acceptable arrangements for power, transportation, and water;

         * uncertainties regarding future changes in foreign laws and regulations;

         *      the availability and performance of CME & Company; and

         *      the factors discussed under "Risk Factors".

         Many of those factors are beyond our ability to control or predict. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. Subsequent written and oral statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus.

                                    DILUTION

         "Dilution" represents the difference between the public offering price per share of common stock and the adjusted pro forma net tangible book value per share of common stock immediately after the completion of this offering. Dilution arises mainly from our arbitrary decision about the offering price per share of common stock. In this offering, the level of dilution will be increased as a result of our low net tangible book value before this offering.

         The following table illustrates the anticipated dilution of a new investor's equity in a share of common stock at different amounts of success with this offering, based on our net tangible book value at June 30, 2000:

-------------------------------------------------------------------------------------------------------------------
                                                                            25% sold        50% sold      100% sold
-------------------------------------------------------------------------------------------------------------------
Offering price per share of common stock                                     $0.45           $0.45          $0.45
-------------------------------------------------------------------------------------------------------------------
Net tangible book value per common share before offering                    $(0.01)         $(0.01)        $(0.01)
-------------------------------------------------------------------------------------------------------------------
Increase per share attributable to new investors                             $0.06           $0.11          $0.18
-------------------------------------------------------------------------------------------------------------------
Pro forma net tangible book value per common share after offering            $0.05           $0.10          $0.17
-------------------------------------------------------------------------------------------------------------------
Dilution per common share to new investors                                   $0.40           $0.35          $0.28
-------------------------------------------------------------------------------------------------------------------
Percentage dilution                                                          88.9 %          77.8%          62.2%
-------------------------------------------------------------------------------------------------------------------

         The following table sets forth, as of June 30, 2000, after giving effect to the sale of 25%, 50%, and 100% of the offering, a comparison of the respective investment and equity of the current shareholders and investors purchasing shares in this offering.


                                                    25% of Offering Sold
-----------------------------------------------------------------------------------------------------------------
                                                 Shares Purchased              Total Consideration       Average
                                              Number         Percent         Amount         Percent     Price per
                                                                                                          Share
-----------------------------------------------------------------------------------------------------------------
Existing shareholders                       12,438,366        83.26%        $  963,551       46.13%         $0.08
-----------------------------------------------------------------------------------------------------------------
New investors                                2,500,000        16.74%        $1,125,000       53.87%         $0.45
-----------------------------------------------------------------------------------------------------------------
Total                                       14,938,366       100.0%         $2,088,551      100.0%
-----------------------------------------------------------------------------------------------------------------

                                                    50% of Offering Sold
-----------------------------------------------------------------------------------------------------------------
                                                 Shares Purchased              Total Consideration       Average
                                              Number         Percent         Amount         Percent     Price per
                                                                                                          Share
-----------------------------------------------------------------------------------------------------------------
Existing shareholders                       12,438,366        71.33%        $  963,551       29.98%         $0.08
-----------------------------------------------------------------------------------------------------------------
New investors                                5,000,000        28.67%        $2,250,000       70.02%         $0.45
-----------------------------------------------------------------------------------------------------------------
Total                                       17,438,366       100.0%         $3,213,551      100.0%
-----------------------------------------------------------------------------------------------------------------

                                                    100% of Offering Sold
-----------------------------------------------------------------------------------------------------------------
                                                 Shares Purchased              Total Consideration       Average
                                              Number         Percent         Amount         Percent     Price per
                                                                                                          Share
-----------------------------------------------------------------------------------------------------------------
Existing shareholders                       12,438,366        55.43%          $963,551       17.64%         $0.08
-----------------------------------------------------------------------------------------------------------------
New investors                               10,000,000        44.57%        $4,500,000       82.36%         $0.45
-----------------------------------------------------------------------------------------------------------------
Total                                       22,438,366       100.0%         $5,463,551      100.0%
-----------------------------------------------------------------------------------------------------------------

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our common stock trades under the symbol "CRVV", with quotations on the pink sheets published by Pink Sheets LLC. The following table sets forth the range of high and low bid quotations for each fiscal quarter since the stock began trading. These quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.


                                                                                  BID PRICES
                                                                       HIGH                         LOW

1998 FISCAL YEAR
Quarter ending 03/31/98                                               $0.80                        $0.125
Quarter ending 06/30/98                                               $0.45                        $0.125
Quarter ending 09/30/98                                               $0.29                        $0.06
Quarter ending 12/31/98                                               $0.20                        $0.04

1999 FISCAL YEAR
Quarter ending 03/31/99                                               $0.26                        $0.03
quarter ending 06/30/99                                               $0.285                       $0.10
Quarter ending 09/30/99                                               $0.23                        $0.06
Quarter ending 12/31/99                                               $0.14                        $0.05

2000 FISCAL YEAR
Quarter ending 03/31/00                                               $0.49                        $0.06
Quarter ending 06/30/00                                               $0.56                        $0.13
Quarter ending 09/30/00                                               $0.35                        $0.13

         On October 26, 2000, the closing price for the common stock was $0.20. We had 17 record holders of our common stock as of October 26, 2000, including those shares held in street name. Holders of shares of common stock are entitled to dividends when, and if, declared by the board of directors out of funds legally available therefor.

                                 DIVIDEND POLICY

         We have never paid any cash dividends on our common stock and intend to retain future earnings, if any, to finance the development and expansion of our business. Our future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including our future earnings, capital requirements, and financial condition.

                                 USE OF PROCEEDS

         If we sell all of the shares being offered, our net proceeds are estimated to be $3,990,000 after deducting legal, accounting, and other offering expenses estimated at $60,000 and a 10% selling commission on all of the shares. To the extent that we sell more shares without using the services of a placement agent, the net proceeds will be increased. We intend to use the net proceeds, along with any other financing sources that may become available to us, to fund our exploration and property reconnaissance activities over the next twelve months. We expect to experience negative cash flow from operations for at least the next two years.

         We expect that our cash requirements will exist principally in the following areas and, based upon the level of success we achieve in this offering, we anticipate using the proceeds from this offering as follows:


                                                                               Level of Success in this Offering:
                                                                                 25%            50%           100%
Tanoso Reconnaissance License (Phase II) Work Program (1)<F1>                  $396,500     $  396,500    $  396,500
Reconnaissance Exploration in the Federal Republic of Nigeria (2)<F2>           250,000        250,000       250,000
Tanoso Reconnaissance License (Phase III) Work Program (3)<F3>                  266,000        956,000     1,983,500
Working Capital
  Administration expenses                                                        40,000         80,000        90,000
  Other mineral property evaluations (4)<F4>                                          0        282,500       500,000
  Other mineral property reconnaissance, acquisition
    And exploration (4)<F4>                                                           0              0       770,000
                                                                               --------     ----------    ----------
Total -                                                                        $952,500     $1,965,000    $3,990,000
                                                                               ========     ==========    ==========

         -------------------
[FN]
(1)<F1>  The amount of proceeds to fund the Tanoso Reconnaissance License (Phase
         II) Exploration work program is based upon our agreement with CME & Company dated April 7, 2000, and reflects the work as set forth in that agreement.

(2)<F2> The amount of proceeds to fund the reconnaissance exploration in the Federal Republic of Nigeria is based upon our agreement with CME & Company dated May 3, 2000, and reflects the work as set forth in that agreement.

(3)<F3> This phase of exploration is contingent upon the results of the work which is yet to be completed by CME & Company. Accordingly, this is only an estimate and some modifications will likely be made to the proposed funding as results are received and priorities reevaluated.

(4)<F4> These amounts of unallocated working capital will be used for additional property acquisitions, exploration work and administration expenses. This allocation of funds is our best estimate. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. We will only redirect our funds to other properties on the basis of a written recommendation from an independent, professional geologist or engineer.

         Pending the application of net proceeds, we expect to invest the proceeds from this offering in short term, investment-grade, and interest bearing securities.

                             SELECTED FINANCIAL DATA

         Pannell Kerr Forster has audited our financial statements for the fiscal year ended December 31, 1999. Jones Jenson & Company, independent auditors, now known as HJ & Associates, LLC, has audited our financial statements for the fiscal years ended December 31, 1998 and December 31, 1997. The financial data derived those statements and shown below should be read in conjunction with the notes to the financial statements included elsewhere in this prospectus and to "Management's Discussion and Analysis of Results of Operations and Financial Condition" which follows.

         BALANCE SHEET DATA:                    JUNE 30, 2000     DECEMBER 31, 1999      DECEMBER 31, 1998
         Current Assets                           $ 70,773           $ 43,229               $    211
         Total Assets                              165,069             62,525                 78,211
         Current Liabilities                       222,198            393,389                 85,299
         Long-Term Liabilities                           0                  0                      0
         Stockholders' Deficiency                   57,129            330,864                  7,088
         Working Capital Deficiency                151,425            350,160                 85,088

         Statement of Loss Data:               Six Months Ended       Year Ended            Year Ended
                                                June 30, 2000     December 31, 1999      December 31, 1998

         Revenues                                 $      0           $      0              $       0
         Net Loss                                  380,281            565,329                 68,231
         Net Loss per Share                           0.04               0.10                   0.02


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read the following discussion and analysis together with our financial statements and the selected financial data and related notes included elsewhere in this prospectus.

GENERAL

         We are a mining company engaged in the acquisition, exploration, and if warranted, development of mining properties located worldwide. We are currently focusing our resources on the exploration of our only project, the Tanoso Reconnaissance License located in Ghana, West Africa, as well as the continued evaluation of other possible mining property acquisitions in the Federal Republic of Nigeria. Our only exploration property is not in production and, consequently, we have no current operating income or cash flow. We are in the exploration stage and have not generated any revenues from operations. We incurred a net loss of $380,281 for the six months ending June 30, 2000, and had an accumulated deficit of $646,149 as of December 31, 1999.

         The report of the independent auditors on our financial statements for the year ended December 31, 1999, includes an explanatory paragraph relating to the uncertainty of our ability to continue as a going concern. We have suffered losses from operations, require additional financing, and need to continue the exploration of the Tanoso Reconnaissance License. Ultimately we need to generate revenues. Exploration may take years to complete and the amount of revenues, should we ever develop our property, is difficult to determine. Our previous capital needs have been met by the issuance of our common stock, and by offering our common stock in exchange for services rendered. These factors raise substantial doubt about our ability to continue as a going concern. We cannot assure you that we have any reserves on the Tanoso Reconnaissance License, or that we will be able to develop a commercially feasible mining property. Even if we are able to develop a commercially feasible mining property, there is no assurance that we will be able to generate revenues and attain profitability.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         We have not generated any revenue. For the six months ended June 30, 2000, we recorded a net loss of $380,281, as compared to $565,329 for the year ended December 31, 1999. The proportionately higher loss for the current fiscal period is due in part to paying CME & Company for its exploration work on the Tanoso Reconnaissance License, and its reconnaissance evaluation in Nigeria. The increased loss is also attributable to higher legal and accounting expenses incurred in anticipation of filing this registration statement.

         For the six months ended June 30, 2000, the statement of cash flows reflects net cash used in operating activities of $539,477, which was offset by net cash provided by financing activities of $547,765. Since we have no source of revenue, our working capital will be depleted by operating expenses and payments to CME & Company, and we will rely entirely upon external sources of cash.

         At June 30, 2000, we had a working capital deficit of $151,425. Funds required to maintain the our existence have been provided by related parties and through offerings of our common stock. We require another offering of common stock to provide sufficient working capital. In addition to another offering of common stock, we anticipate that additional financing may be obtained through long- or short-term loans against our equity, or through a joint venture or strategic alliance. We cannot provide you any assurance that we will be able to obtain additional funding, or obtain additional funding with terms favorable to us. Our failure to obtain additional financing could result in delay or indefinite postponement of the exploration programs on the Tanoso Reconnaissance License, and a complete loss of your investment.

PLAN OF OPERATIONS

         We have two primary objectives during the next twelve months. Our first objective is to continue our exploration of the Tanoso Reconnaissance License. On December 15, 1999, we entered into an agreement with Ayaco (Ghana) Limited to acquire the rights to the Tanoso Reconnaissance License. According to the agreement, we assumed an obligation to fund an initial $160,000 work program as set forth within a report by CME (Ghana) Limited dated April 1998, which is a subsidiary of CME & Company, and a separate $295,000 funding and exploration program as set forth in the report by CME & Company dated September 30, 1999. As of June 2000, we performed the initial $160,000 work program, and have completed $150,000 of the $295,000 funding and exploration program. We still need to fund the remaining $145,000 work program.

         We believe that our exploration activities will enhance the perceived value of the Tanoso Reconnaissance License which, in turn, may allow us to enter into a joint venture or some other strategic alliance for its continued exploration and possible development, if any, or may allow us to obtain additional financing on favorable terms. As a result, we entered into another agreement with CME & Company dated April 7, 2000, and agreed to fund an additional $441,500 exploration program, which includes the remaining $145,000 work program as required by the CME & Company report dated September 30, 1999. On April 17, 2000, we advanced $20,000 to CME & Company and another $25,000 on May 19, 2000 for a total retainer of $45,000 for services to be performed under the agreement.

         Our second objective is to continue our reconnaissance activities and possibly acquire an option on a mining property in the Federal Republic of Nigeria. On May 3, 2000, we entered into an agreement with CME & Company whereby we agreed to fund a $300,000 regional and detailed evaluation of the southwestern, central and northeastern parts of Nigeria. On May 19, 2000, we advanced $50,000 to CME & Company as a retainer for the services to be performed under that agreement. We are focusing our reconnaissance evaluation to identify potential properties which may contain tantalum and other rare metals. If we are able to find a suitable property, we anticipate that an acquisition will require some form of an option agreement in exchange for the issuance of our shares of common stock, a cash payment, and/or a funding and development commitment.

         Our reconnaissance and exploration activities are capital intensive. In October 2000, CME & Company exercised 340,000 warrants for proceeds of $51,000. As a result, we believe that we will be able to meet our anticipated operating expenses for the next six months. However, we do not have sufficient financial resources to undertake our planned exploration program on the Tanoso Reconnaissance License, or to undertake our reconnaissance activities in the Federal Republic of Nigeria. As a result, we will need external financing to develop and construct the Tanoso Reconnaissance License and to fund the exploration and development of any other mining property. Sources of external financing may include bank borrowings, joint ventures, and future debt and equity offerings. We cannot assure you that financing will be available on acceptable terms, or at all. The failure to obtain additional financing could result in delay or the indefinite postponement of further exploration and development of our projects, and the possible loss of such properties.

         We do not anticipate that we will purchase any significant equipment during the next twelve months. We anticipate retaining the services of contractors and other third parties to assist us in our reconnaissance, exploration and development activities. These contractors and other third parties generally use their own equipment and labor and, therefore, we do not anticipate hiring any employees during the next twelve months.

ENVIRONMENTAL COMPLIANCE

         Our current and future exploration and development activities, as well as our future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which we conduct our activities. These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labor standards, occupational health, mine safety, toxic substances and other matters. Our management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on our competitive position. We intend to obtain all licenses and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities. We intend to maintain standards of compliance consistent with contemporary industry practice.

                                    BUSINESS

         Our company was organized under the laws of the State of Nevada on June 13, 1997, to engage in the acquisition, exploration, and if warranted, development of mining properties located worldwide. We have acquired and subsequently abandoned several mining properties in pursuit of our business. At this time, we are focusing our operations on the exploration of the Tanoso Reconnaissance License located in Ghana, West Africa, as well as the continued evaluation for other possible mining properties in the Federal Republic of Nigeria.

ABANDONED MINING PROPERTIES

         During 1997, we entered into a letter of intent to purchase an option for mineral properties located in Chihuahua, Mexico. Pursuant to the letter of intent, we paid $15,000 and issued 100,000 shares of our common stock. During 1998, we entered into a separate agreement to purchase an option on 150 mining claims northwest of Elko, Nevada, and we paid $25,000 and issued 100,000 shares of our common stock. We subsequently decided to abandon these properties in 1999, and we have no further obligations with respect to the abandoned properties.

THE TANOSO RECONNAISSANCE LICENSE

BACKGROUND

         The Tanoso Reconnaissance License is located at Tanoso in the Techiman District of Ghana, West Africa. On July 5, 1999, Ayaco (Ghana) Limited, an affiliate of our company, entered into an agreement with the government of the Republic of Ghana and paid 250,000 cedis to acquire a twelve (12) month renewable right to conduct geological and geophysical investigations in the licensed area in order to identify the potential of gold and diamond deposits. Under the agreement, Ayaco (Ghana) Limited agreed to fund a $160,000 work program as recommended in a report by CME (Ghana) Limited dated April 1998. If the work program was not entirely funded, then the agreement provided that the difference between the amounts actually expended and the total amount outstanding would become a debt owed to the Ghana government. The yearly rental fee for the Tanoso Reconnaissance License is 614,000 cedis (US$111.67), and pursuant to the Ghana mining laws, the Ghana government is entitled to a 10% net profit interest in the licensed area.

ACQUISITION

         On September 28, 1999, we entered into a Binding Heads of Agreement with Ayaco (Ghana) Limited to acquire an option to purchase the rights to the Tanoso Reconnaissance License from Ayaco (Ghana) Limited. In accordance with the Binding Heads of Agreement, we issued 100,000 shares of our common stock to Ayaco (Ghana) Limited and received an exclusive three month due diligence period. After conducting our due diligence review, we exercised our option to acquire the rights to the Tanoso Reconnaissance License and entered into a separate agreement with Ayaco (Ghana) Limited.

         Under the separate agreement dated December 15, 1999, we agreed to assume the required $160,000 work program as recommended by CME (Ghana) Limited, a subsidiary of CME & Company, and a separate $295,000 funding and exploration program as set forth in the report by CME & Company dated September 30, 1999. In addition to assuming these obligations, we agreed to issue Ayaco (Ghana) Limited an additional 1,000,000 shares of our common stock. We issued Ayaco (Ghana) Limited 500,000 shares of common stock on January 4, 2000, and we are required to issue the remaining 500,000 shares on December 15, 2000. If we complete the funding and exploration programs, and issue the remaining 500,000 shares of our common stock, then we will receive title to the Tanoso Reconnaissance License, subject to a 10% net profit interest payable to Ayaco (Ghana) Limited and the 10% net profit interest payable to the Ghana government. Although the Ghana government has approved the transfer of the license from Ayaco (Ghana) Limited to our company, subject to a consideration fee, title to the Tanoso Reconnaissance License is currently held by Ayaco (Ghana) Limited. We expect that the consideration fee to be paid to the Ghana government will be a nominal amount.

FUNDING AND EXPLORATION REQUIREMENTS

         We have completed the initial $160,000 work program as recommended in the report by CME (Ghana) Limited dated April 1998, and we filed the appropriate documents with the Ghana government to evidence our expenditures.
We have no further obligations with respect to this work program.

          We are in the process of completing the separate $295,000 funding and exploration obligation as required by the agreement with Ayaco (Ghana) Limited dated December 15, 1999. On October 1, 1999, we entered into an agreement with CME & Company, an affiliate of our company, and CME & Company agreed to perform a $150,000 reconnaissance and exploratory work program on the Tanoso Reconnaissance License. CME & Company completed its services and has received payment from us. We have no further obligations under that agreement. Our funding of this agreement was applied to the $295,000 obligation.

         On April 7, 2000, we entered into a separate agreement with CME & Company to fulfill the remaining $145,000 of our $295,000 obligation. Under this agreement, CME & Company agreed to perform an additional $441,500 exploration program on the Tanoso Reconnaissance License, which will include trenching, drilling, excavation, and soil and drainage geochemistry. On April 17, 2000, we advanced $20,000 to CME & Company and another $25,000 on May 19, 2000, as a retainer for the services to be performed under the agreement.

         We will need additional external financing in order to satisfy the remaining $396,500 payments due to CME & Company, which includes our remaining $145,000 obligation as required by our agreement with Ayaco (Ghana) Limited dated December 15, 1999. We will be using a portion of the proceeds from this offering to pay that amount. However, we cannot assure you that we will receive sufficient funds from this offering to meet our obligations. If we fail to obtain additional financing, this could result in the delay or indefinite postponement of further exploration and development activities at the Tanoso Reconnaissance License. As a result, we may also have to exercise our right to terminate the agreement at any time by providing CME & Company two weeks prior written notice and, upon termination, we are required to pay CME & Company for all work and expenses incurred prior to termination.

RECONNAISSANCE EXPLORATION IN THE FEDERAL REPUBLIC OF NIGERIA

         We are currently considering the possible acquisition of mining properties in the Federal Republic of Nigeria. To assist in this endeavor, we entered into an agreement with CME & Company dated May 3, 2000, whereby CME & Company has agreed to perform a $300,000 regional and detailed evaluation of the southwestern, central and northeastern parts of Nigeria. Under the agreement, CME & Company will provide all necessary personnel, equipment, materials and services, and CME & Company will focus its evaluation on properties that may contain tantalum or other rare metal deposits. CME & Company will conduct geological mapping and rock sampling of potential areas, which may be followed by trenching and trench sampling if necessary. On May 19, 2000, we advanced $50,000 to CME & Company as a retainer for the services to be performed under this agreement.

         Although we have not identified any potential acquisition, and no assurance can be given that we will acquire a mining property in Nigeria, we will need external financing to fund CME & Company's reconnaissance evaluation activities in Nigeria. If additional funding is not obtained, we may have to terminate our agreement by providing two weeks prior written notice and, upon termination, we will be required to pay CME & Company for all work and expenses incurred prior to termination.

EMPLOYEES / CONSULTANTS

         As of the date of this prospectus, we have no employees in our company. We conduct our operations by retaining consultants and independent contractors.

FACILITIES

         Our principal offices are located in Vancouver, British Columbia, Canada. On February 19, 1999, we entered into a sublease agreement with CME Consulting Ltd. for 913.25 square feet. The term of the sublease agreement is from April 1, 1999 to November 30, 2000. In accordance with the sublease agreement, our lease payments are CDN$1,170.41 per month, and every third month we are required to pay an additional CDN$86.67 as a security deposit. The monthly payments include the use of two desks, two chairs, and common office furniture.

LEGAL PROCEEDINGS

         There are no legal proceedings pending and, to the best of our knowledge, there are no legal proceedings contemplated or threatened.


                             DESCRIPTION OF PROPERTY

         The following is a summary taken from a geological report and property evaluation by Robert J. Griffis, Ph.D., P.Eng., titled "Geological Report on the Ayaco Reconnaissance Concession in the Brong Ahafo/Ashanti Regions of Ghana for Columbia River Resource Inc.", dated March 2000, and submitted as an exhibit to this prospectus. We believe that the summary of the report is fair and accurate.

         Location and Access

         The Ayaco reconnaissance exploration licence is located mainly in the Brong Ahafo Region of southwestern Ghana (see fig.1) although a portion of the area includes a very small area in the NW tip of the Ashanti Region. The centre of the area is about 290km NW of Ghana's capital, Accra and it is about 280km north of the port city of Takoradi in the Western Region. It is also about 20km east of Sunyani, the regional capital of Brong Ahafo.

         The reconnaissance licence covers an area of about 307 sq.km in two separate blocks; the larger northern block makes up about two-thirds of the area and the southern block makes up the balance (see Fig. 3). The reconnaissance licence is dated July 5, 1999 and is valid for a 12 month period after which it may be renewed for a further period up to 12 months or, alternatively, areas within the reconnaissance licence may be applied for as a prospecting concession. According to PNDC Law 153 (Minerals and Mining Law, 1986), a renewal of the licence must be applied for three months prior to the expiry date. By law, exploration work on a reconnaissance licence is intended to have minimal disturbance on the land and would normally exclude drilling and any substantial surface excavations. The latter, more advance type of work would be appropriate on prospecting licences which are generally smaller (up to 150 sq.km); such licences cover up to 3 year periods and are also renewable. Independent enquiries at the Minerals Commission which recommends and oversees exploration and mining licences indicates that the Ayaco concession is currently in good standing. A further requirement is that a qualified professional who will oversee the exploration work on a reconnaissance or prospecting licence must apply for a prospecting permit which is issued by the Mines Department and is renewable on an annual basis.

         The reconnaissance licence is held in the name of Ayaco (Ghana) Ltd., a local company which has entered a joint venture agreement with Vancouver-based Columbia River Resources Inc. (CRRI). This agreement, dated December 10, 1999, calls for CRRI to earn an 80% interest in the Ayaco concession, leaving Ayaco with a 10% net profit interest and the Government receives its mandatory non-contributing 10% interest.

         Access to the general area is quite good. The southern (or western) block is located immediately north of the paved highway between Kumasi and Sunyani; a well-maintained gravel road from Kyeraa crosses part of the concession. The northern (or eastern) block is traversed by the Kumasi-Techiman highway and a good gravel road which links up the main highways to Techiman and Sunyani. A number of 4WD dirt roads are also present in both blocks and, as elsewhere in southern Ghana, footpaths and dirt tracks to small villages and farms criss-cross much of the area.

         The area occurs in the headwaters of the Tano River which cuts across both blocks of the concession and includes many secondary and tertiary tributaries that form a dendritic pattern throughout the region. The topography is gently undulating with the highest hill just over 400m (approximately 1300-1350 ft) and most of the main valleys being at about 300m (approximately 1000 ft). The lowest elevation is about 240m (approximately 800 ft) along the main Tano River valley where it exits the southern block of the concession; the same river has an elevation of close to 320m (approximately 1050 ft.) at Tanoso on the Kumasi-Techiman highway. On a regional basis, it appears that the tops of the hills and ridges in the area probably correlate with an old, now largely dissected, peneplain which is gently tilted to the SW. The Tano River will be the only perennial river in the area whereas virtually all of the tributaries will flow mainly in the rainy seasons.

         The area falls within the wet semi-equatorial belt which features relatively abundant rainfall (on average about 1400mm/yr) occurring in two main seasons. The initial season generally starts in about March and peaks in June. There is a drop-off in July-August and then a second season which falls mainly in September-October. The months of November through February are usually quite dry and generally mark the `Harmattan' season when the dry, dusty winds from the Sahara cover the region. For most of the year daily temperatures fall in the range 25(Degree)-35(Degree)C; during the Harmattan, night-time temperatures may dip below 20(Degree)C and in March before the main rains arrive, the day-time temperatures will often be in the high 30's.

         The relatively high rainfall and warm temperatures produce quite luxurious forest growth featuring a great variety of high canopy tropical hardwoods typical of the moist semi-deciduous forest zone which covers most of southwestern Ghana. Although much of the primary forest has been removed by timbering and farming, most of the forest reserves in the area host advanced secondary growth. In recent years the Government of Ghana has been making a concerted effort to preserve the dwindling forest reserves throughout the country. Towards the north part of the concession, the area starts to feature more open areas with fewer trees and grasslands which become more extensive in the savannah lands just to the north of the area.

         The area features a few larger towns within are immediately adjacent to the concession blocks; these include Kyraa just west of the southern block and Tanoso, Afrantwo and Akumadan along the Kumasi-Techiman highway by the northern block. Quite a few smaller villages and hamlets are scattered around the area, especially in the southern block of the concession. The area falls within the cocoa belt of southern Ghana and this is the main cash crop for the area. In addition, farming of maize, cassava, various types of yams and plantain is very widespread but intended mainly for local use.

         HISTORY

         The dominant gold producing area in Ghana has been in the Ashanti belt where probably 90% of the production has come from in the past 100 years and where much of the previous artisanal mining was concentrated for centuries (Junner, 1935; Kesse, 1985). However, the Sefwi belt has had some important production, mainly from the Bibiani area, but there are very widespread indications of extensive historical small-scale surface mining in many parts of the belt as well as small underground operations within the past 50-60 years. Of course, the more remote location of the Sefwi belt has contributed to the lack of more extensive exploration and the overall potential was always considered quite positive. In recent years, this view has been very much substantiated and new, important discoveries, particularly in the Yamfo district, promise to see very significant production in the near future.

         At the south end of this belt, Cote d'Ivoire, the Eden Roc group of Canada developed a number of small open-pit operations in the mid 1990s in the general vicinity of Anuiri. Although this operation closed a couple of years ago, the area certainly has considerable potential for shallow open-pit or deeper underground operations. Unfortunately, much of the primary gold in this area is refractory and will require roasting or bioxidation treatment methods to recover gold closely associated with arsenopyrite and pyrite and usually hosted in quartz veins and stockwork systems.

         On the Ghana site of the border, small production from shallow underground mines occurred in the 1930s and into the early 1950s from prospects SE of Enchi. Starting in the late 1980s this area has attracted considerable exploration attention and although significant mineralized gold systems over a strike length of at least 15km has been confirmed, the gold is largely confined to relatively narrow vein systems. As yet, not viable prospects have been confirmed although the overall potential must still be considered as quite good. The Enchi prospects occur on the eastern margin of the belt and appear to be closely associated with regional structures that may extend into the Anuiri area.

         The largest producer in the belt has been from the underground operations at Bibiani that produced over 2 million ounces; modern production in this area started at the turn of the century but most of the production came in the period 1935-1965. The mine closed in 1969 but renewed interest in the 1990s has resulted in a major new open-pit operation, producing at rate of about 250,000 ozs/yr at overall costs of less than 175USD/oz. This project was largely the result of exploration work by the Canadian junior, International Gold Resources which was later taken over by Ashanti Goldfields. At Bibiani much of the gold is associated with an extensive quartz stockwork system related to a major NE trending fault complex; most of the gold is free-milling.

         Immediately south of Bibiani are series of prospects on a concession held by Chirano Goldfields and currently being explored by the Australian junior, Red Back Mining. Earlier, this property had been explored by Placer Dome and later by Reunion Mining but the potential has been considerably enhanced by extensive drilling carried out by Red Back. Many of the prospects in this area are related to quartz stockworks hosted by intermediate intrusives and again associated with NE trending faults. Current indications are for a resource potential of about 1 million ounces of gold and substantial production is likely to result in due course as grades appear favourable and both the oxides and primary mineralization is free-milling.

         The most exciting new development in Ghana's gold sector has come recently from the long neglected western margin of the Sefwi belt in what is now generally referred to as the Yamfo district. At the beginning of the 1990s, Dr Alex Barko, a Ghanaian consultant successfully applied for a prospecting concession (in the name of Minconuslt Ltd.) immediately east of the town of Yamfo and not far from the regional capital, Sunyani. Barko's research into historical data indicated very elevated gold values in panned concentrates, from the Susan river which were reported in an annual report of the Gold Coast Geological Survey in the mid 1930s. At about the same time as Dr Barko acquired the Yamfo concession, the BGR/Ghana geological Survey regional mapping program confirmed extensive soil geochemical anomalies in the same general area. After some preliminary exploration work, Minconsult entered into a JV with the Gencor group of South Africa. Further successful results brought the BRGM/La Source group of France into the area as they had a regional (West Africa) JV arrangement with Gencor and acquired several adjacent properties along strike from the Yamfo concession, then held in a new company, Centenary Mining, which was controlled by Gencor. Eventually the Normandy Poseidon group of Australia entered the picture when it essentially acquired control of the La Source group and they eventually took control of the area when they bought Gencor's interest when most of Gencor's gold assets were sold of to Gold Fields.

         Southwest of Yamfo (approximately 30km), a longstanding concession was held by S. Amegashie and Partners over the known Kenyase prospects. Early work on the concession (late 1980s) was encouraging but not definitive and eventually the property was JV'd to Noel Kiernan's Irish company, Moydow. Moydow followed up some of the earlier work and extended the soil geochem coverage in the area. Eventually drilling on the relatively low rank geochemical anomaly at Ntotoroso produced very favourable results. By this point, Moydow negotiated an agreement with Normandy Poseidon whereby Normandy would acquire a major interest in the project with an option to earn a majority interest but Moydow would manage the exploration work through to a feasibility stage.

         Although little technical and geological data have been released by Normandy, Moydow has announced most of their drill results and some geological information on the Ntotoroso prospect area. The whole belt is now developing into a major exploration play; the main zone of interest has a strike length exceeding 40km with Kenyase in the south followed by Ntotoroso, Bosumkese, Yamfo and Subenso at the north end (see Fig. 4). All the prospects have a strong structural control along a major NE trending fault corridor and mineralization is hosted in a number of units although the dominant host is a belt-type intermediate granitoid, especially at the southern end of the district whereas further to the north Birimian metasediments appear to be the preferred host. At Ntotoroso, the mineralization in the belt granitoid is apparently controlled by shallow-dipping structures with extensive silicification, sulphides and carbonate alteration which result in quite wide (20-50+m) zones of mineralization an most of the gold appears to be free-milling. At present, the Normandy group is in the feasibility stage and are expected to make a positive production decision on the Yamfo concession later this year. The Moydow group is currently at a pre-feasibility stage but proceeding very aggressively to complete drilling and resource estimates. The general indications are that the combined resources evaluated by Normandy (mainly the Subenso, Yamfo and Kenyase prospects) will likely be in the order of 5 million ozs whereas the Ntotoroso zone may contribute at least another 2 million ozs. This is certainly the most exciting mining project in Ghana for many years and, along with the Morilla project in Mali, the most exciting exploration/mining gold project in West Africa.

         Ayaco's location along strike from the nearby Yamfo-Subenso prospects must be considered quite favourable. Part of this area was apparently under licence to the Gencor group several years ago but details on the nature and extent of any work is not currently available. It would appear that Gencor dropped part of the area based on a geological interpretation that the main Yamfo structure swings to the ENE just north of the Centenary concession where they retained some area. However, the interpretation of the complicated structure in this area is difficult and it appears quite possible that some of the major structures in the Ayaco concession area extend to the Yamfo area.

         RECENT WORK RESULTS

         Two technical reports by CME & Company ("CME") on recent work (dated September 30, 1999 and February 15, 2000) on the Ayaco concession were supplied to the author. These reports are quite thorough and, as a result, a site visit was considered unnecessary. In addition, the author has been involved in other exploration work in nearby areas and is quite familiar with the geographic and geological conditions in the concessions area.

         CME conducted the exploration on the Tanoso Reconnaissance Licence. The fieldwork carried out by CME has been of a high professional standard utilizing exploration methods that have proven very successful elsewhere in this region. Care has been taken to ensure the integrity of the sampling and analytical methods using laboratories with well-established reputations in the industry.

         RECONNAISSANCE EXPLORATION

         The initial reconnaissance exploration work carried out on the Ayaco concession involved broad-scale geological mapping and stream sediment sampling which has proven to be an effective means to detect the presence of possible gold-bearing structures and to prioritize areas for more detailed prospecting and exploration. The stream sediment program included 138 samples covering most of the concession. Two types of samples were taken; one type (active) included samples taken from straight portions of stream channels where the sediment would include typical sediment load including a small proportion of heavy minerals such as gold; the second type (trap) was taken from areas in the channel where concentrations of heavy minerals would be expected, for example, on the leeward side of boulders, at the base of waterfalls etc. Approximately 2kg of samples were taken from each site after having been we sieved and the -2mm fraction retained for analysis. Locations of samples were aided by using hand-held GPS units and following drainages defined on the topographic map (1:50,000 scale).

         The two methods are generally complimentary with the trap samples giving a slightly better indication of coarse gold entrained in the base of the stream sediment load and the active sampling giving a better indication of very fine-grained gold that my adhere to clastic particles throughout the stream bedload. Although the number of samples (64 active samples and 74 trap samples) is perhaps not enough for a rigorous statistical analysis, they certainly are sufficient to indicate background and anomalous levels with considerable confidence.

         The 2kg samples were sent to Transworld Laboratories, a reputable analytical facility in Tarkwa which has been operating in Ghana for several years. Each of the samples was dried, pulverized and bottle rolled for 24 hours with a strong cyanide solution which would dissolve virtually all of the contained gold. The gold in solution was precipitated and the concentration determined with an AA finish. This method is especially useful in detecting very low levels (300 parts per trillion or 0.3 ppb) of gold in samples and is now routinely used in many exploration projects.

         For the active stream samples (64), a statistical analysis indicated three main populations; the lowest population has threshold value of 4ppb, whereas a second population has a threshold level of 10ppb and anomalous values are taken to be those samples over 32ppb. The lower population probably reflects low background levels in metasediments whereas the second population probably with slightly higher background levels appears to correlate with areas underlain by metavolcanics (mainly basalts). A total of seven anomalous values (13.8% of population) over 32ppb were determined; these were in the range of 32 to 856ppb and 4 of the 7 samples were above 100ppb which would be considered very anomalous.

         The trap samples (74) appear to indicate four populations with an anomalous threshold of 45ppb. The other populations also appear to reflect background levels in metasediments and metavolcanics. Eight samples (8.3% of population) were above 45lppb and ranged as high as 1408ppb; five of these samples were above 150ppb which would be considered very anomalous. As noted by CME, quite a few of the active samples have higher background levels of gold which suggests a possible bedrock source with very finely disseminated gold.

         The regional stream sediments indicated significant anomalies in the southern half of the western block. These areas were selected for more detailed evaluation that included airphoto interpretation, soil geochemistry, ground magnetometer survey and a limited pitting and trenching program.

         PRELIMINARY FOLLOW-UP EXPLORATION PROGRAM

         The follow-up exploration program to isolate and evaluate bedrock sources of stream geochem anomalies was carried out over about a three month period at the end of 1999. The initial work involved an airphoto interpretation to identify regional structures, especially those that may extend northwards from the Yamfo area. A number of early NE features as well as later cross-cutting fracture systems were identified.

         This was followed up by an extensive soil geochemical survey, concentrated in the southern portion of the western block where stream geochemical sampling had been encouraging and where favourable structures have been interpreted. Soil geochemistry has certainly been demonstrated to be the single most effective tool for gold exploration in Ghana over the past 15 years and it should prove very useful in the Ayaco concession area. Control for the soil geochemical program was provided with an extensive cut and surveyed grid (total 159 line km) with a baseline oriented approximately NE and the cross-lines, spaced at 400m, oriented NW-SE. Samples were taken at 25m intervals on the cross-lines but initially, every second sample was analysed; if results from the first set of analyses produced anomalies, then the adjacent samples were analysed. In addition, areas with good anomalies on the 400m lines were resurveyed with additional cross-lines at 100m intervals and samples taken at 25m intervals. Soil samples were taken at 40-50cm depth, fully logged and dispatched to Transworld Laboratories in Tarkwa where samples were processed and 30gm fractions treated with aqua regia and the dissolved gold determined by AAS. A total of 344 soil samples were analysed for gold and all of the procedures followed by CME were quite standard and appropriate.

         In addition to the gold analyses, pulps from the soil samples were sent to the well-established ACME Analytical Laboratories in Vancouver for multi-element ICP analysis. In many instances, certain trace elements are effective pathfinders for gold, and multi-element analysis will sometimes help to discriminate and prioritize various anomalies and target areas. However, in Ghana, experience to date has certainly demonstrated that gold anomalies in soils are certainly the best indicator for gold in underlying bedrock and other multi-element analyses are much less indicative. Due to the widespread association of arsenic with gold in many Birimian occurrences, it is common and often quite useful to include arsenic analysis as was done in the Ayaco soil geochem program. Discussion of soil geochem results are in the following section of this chapter.

         After completion of the surveyed grid for soil geochem, a ground magnetometer survey was also carried out. Again the intent was to get a better indication of bedrock geology because of the very limited exposures, and especially to assist in identifying possible bedrock structures which may have anomalous magnetic signatures or may be interpreted by possible offsets in bedrock lithologies with distinctive magnetic signatures. This survey was carried out by Spectral Geophysics who have conducted many similar surveys in Ghana over the past several years. The results have confirmed the probable presence of various types of bedrock structures (mainly folding and faulting) and, in particular, have identified one fairly strong NE trending magnetic anomaly in close association with major gold anomalies in the soils.

         The preliminary exploration program also included a limited number of pits (21 in total) located mainly in Area 1 of the grid (see Fig. 6) where the major soil anomalies occur. In addition, four trenches, each 100m long and about 3m deep, were completed in the same general area to test bedrock areas underlying some of the geochemical anomalies. Results of this work are also discussed in the following section.

         SIGNIFICANT RESULTS

         The soil geochemical survey was carried out over the priority areas in the southern portion of the western block as indicated by the stream sediment anomaly patterns. A geostatistical evaluation of soil geochemical data revealed a threshold value of 25ppb Au and results above this value are considered to be anomalous. Three broad areas of 25+ppb Au were indicated within the grid; two of the areas (#2 and 3 on Fig. 6) are broadly but quite weakly anomalous whereas #1 is distinctly more interesting. The broad anomalous zone of Area #1 covers a strike-length of approximately 2.8km and is up to about 400m wide; it is oriented with a long axis at approximately NE-SW. Details of Area #1 are shown in Fig 7. Within the broadly anomalous areas are two zones with significantly higher values. The western zone extends from line 11400E to about line 12100E (minimum 700m length) and is variable in width from about 50 to 200m; most of the soil values are 100+ppb au with five samples being above 250ppb and a high of 546 ppb. The eastern zone in Area #1 is noticeably stronger with a length of about 1000m (from line 128000E to 13800E) and a fairly consistent width of 150-200m; values within this zone are also mainly above 100ppb with 11 samples above 250ppb Au and two samples above 1000ppb Au. This is obviously a significant anomaly worthy of detailed follow-up work.

         The pits were scattered throughout much of Area #1 (see Fig. 7) to better evaluate individual soil sample results and the four trenches were extended along line with multiple sample anomalies (see Fig. 7). The significant results from the pits and trenches are summarized in the attached tables. All pit and trench samples were fire assayed (50gm aliquots) at Transworld in Tarkwa.

         Most of the pits and trenches reached the weathered saprolite which should give a generally good indication of bedrock mineralization. Many of the pits yielded anomalous bedrock gold values above 200ppb Au (0.2 g/t) and quite a few indicated values in excess of 500ppb Au (0.5g/t). The best results were in pit #6 (on line 12900E and 4700N) located at the western end of east zone of Area #1; this pit gave results of 3.3 and 3.9 g/t in two of the channel samples and a grab sample of a narrow, horizontal quartz vein (more or less in place) in the pit yielded a value of about 7.2 g/t. This pit certainly confirms the presence of mineralized vein structures and disseminated gold values in adjacent metasediment hostrock.

         In the trenches, narrow zones of anomalous bedrock values were indicated in trenches 1,3 and 4. Trench #1, at the north end of Area #1, is in an area with isolated geochemical highs whereas 3 and 4 are located in and adjacent to the strong anomaly at the eastern end of Area #1. The best results are a 6m zone in trench #3 averaging about 0.7g/t and there are several other zones (2-6m wide) with values in the range 0.5-1.2g/t. Trench #4 yielded several narrow zones (1-4m wide) with values in the range of 0.2-0.6g/t. Grab samples of quartz veins and veinlets from both trench #3 and #4 yielded several values greater than 1g/t with the two highest being 6.1g/t (trench #3) and 4.7 g/t (trench #3). Although the mineralized zones are not very wide, the results are nevertheless encouraging and further confirm mineralized bedrock structures (vein systems) and disseminated gold in the metasedimentary hostrocks. These results indicate that more systematic follow-up work is warranted.

              Table 2: Selected Gold Results: Pitting (after CME - February 15, 2000 Report)
          ------------------------------------------------------------------------------------
             Pit               Sample                Sample              Pit Sample
            Number           Direction             Length (m)              Result
                                                                          (ppb Au)
          ------------------------------------------------------------------------------------
          2                  vertical                 0.90                   442
          ------------------------------------------------------------------------------------
          2                  horizontal               1.10                  429
          ------------------------------------------------------------------------------------
          2                  horizontal               1.00                 1,418
          ------------------------------------------------------------------------------------
          3                  vertical                 3.00                   318
          ------------------------------------------------------------------------------------
          3(including)       vertical                 2.00                   399
          ------------------------------------------------------------------------------------
          3(including)       vertical                 0.40                   662
          ------------------------------------------------------------------------------------
          3                  horizontal               0.80                   448
          ------------------------------------------------------------------------------------
          4                  vertical                 0.60                   344
          ------------------------------------------------------------------------------------
          5                  vertical                 1.60                   111
          ------------------------------------------------------------------------------------
          6                  vertical                 2.56                 3,320
          ------------------------------------------------------------------------------------
          6(including)       vertical                 1.50                 3,861
          ------------------------------------------------------------------------------------


                                       23

          ------------------------------------------------------------------------------------
          6                     -                    Grab:                 7,159
                                                    quartz
                                                      vein
          ------------------------------------------------------------------------------------
          7                  vertical                 2.21                   177
          ------------------------------------------------------------------------------------
          9                  vertical                 1.50                   102
          ------------------------------------------------------------------------------------
          9(including)       vertical                 0.75                   137
          ------------------------------------------------------------------------------------
          11                 vertical                 1.40                   661
          ------------------------------------------------------------------------------------
          12                 vertical                 0.55                   763
          ------------------------------------------------------------------------------------
          12                    -                    Grab:                 1,966
                                                    quartz
                                                      vein
          ------------------------------------------------------------------------------------
          13                 vertical                 2.30                   127
          ------------------------------------------------------------------------------------
          14                 vertical                 1.10                   713
          ------------------------------------------------------------------------------------
          17                 vertical                 1.09                   370
          ------------------------------------------------------------------------------------
          17                 horizontal               1.10                   871
          ------------------------------------------------------------------------------------
          17                 horizontal               1.00                   281
          ------------------------------------------------------------------------------------
          20                 horizontal               0.82                   248
          ------------------------------------------------------------------------------------



             Table 3: Selected Gold Results: Trenching (after CME - February 15, 2000 Report)
         --------------------------------------------------------------------------------------------
         Trench              Sample               Sample Length             Trench Sample
         Number             Direction                  (m)                 Result (ppb Au)
         --------------------------------------------------------------------------------------------
          1                  horizontal                   2                       667
         --------------------------------------------------------------------------------------------
          1                  horizontal                   2                       839
         --------------------------------------------------------------------------------------------
          3                  horizontal                   6                       390
         --------------------------------------------------------------------------------------------
          3(including)       horizontal                   2                       952
         --------------------------------------------------------------------------------------------
          3                  vertical                     2                       528
         --------------------------------------------------------------------------------------------
          3                  horizontal                   6                       714
         --------------------------------------------------------------------------------------------
          3(including)       horizontal                   2                     1,225
         --------------------------------------------------------------------------------------------
          3                  vertical                     2                       739
         --------------------------------------------------------------------------------------------
          3(including)       vertical                     1                     1,354
         --------------------------------------------------------------------------------------------
          3                     -                   Grab: quartz                  739
                                                     stringers
         --------------------------------------------------------------------------------------------
          3                     -                   Grab: quartz                4,664
                                                     stringers
         --------------------------------------------------------------------------------------------
          4                  Horizontal                   4                       304
         --------------------------------------------------------------------------------------------
          4                  Vertical                     1                       309
         --------------------------------------------------------------------------------------------
          4                  Vertical                     1                       573
         --------------------------------------------------------------------------------------------
          4                  Vertical                     2                       222
         --------------------------------------------------------------------------------------------
          4(including)       Vertical                     1                       274
         --------------------------------------------------------------------------------------------
          4                  Vertical                     1                       241
         --------------------------------------------------------------------------------------------


                                       24


          -------------------------------------------------------------------------------------------
          4                     -                   Grab: quartz                6,093
                                                     stringers
         --------------------------------------------------------------------------------------------
          4                     -                   Grab: quartz                1,967
                                                     stringers
         --------------------------------------------------------------------------------------------
          4                     -                   Grab: quartz                  172
                                                     stringers
         --------------------------------------------------------------------------------------------
          4                     -                   Grab: quartz                1,141
         --------------------------------------------------------------------------------------------

         EXPLORATION EXPENDITURES

         Details on expenditures to date were not available for this report but it is estimated that the initial reconnaissance work probably cost in the order of $50,000 whereas the preliminary follow-up program probably cost about $250,000. The original cost estimates by CME for the follow-up work was about $295,000 but this included a considerably larger grid and more geochemical sampling than was eventually completed. In both cases, the estimated costs would represent good value for the work carried out.

         PROPOSED WORK PROGRAM

         The following recommendations are presented.

o The reconnaissance licence should be immediately converted to a prospecting licence (150 km2 maximum) in order to carry out additional exploration work on the property not legally permissible on reconnaissance licenses. A qualified technical expert should also obtain the mandatory prospecting permit from the Mines Department in order to oversee future work on the project. If necessary, a second prospecting licence may be applied for if the 150 km2 maximum does not cover all areas of interest.

o The two priority target areas for immediate attention should be the strong soil anomalies outlined in Area #1 at the southern end of the western block. Other areas with more isolated stream and soil anomalies should not be neglected.

o The follow-up work in Area #1 should entail more extensive trenching followed by a preliminary drilling program. The trenching would likely involve up to about 2000m of trenching with most trenches 100-200m long and a maximum of 3m deep; this work should be carried out only in the dry season as the soil becomes quite waterlogged in the wet season and collapsing of trench walls can be a significant safety hazard. After the trenches have been thoroughly sampled, mapped and surveyed, and after drilling has been completed, most of the trenches should be re-filled to avoid future accidents to local inhabitants and any open trenches required for future work should be safely cordoned off.

o The initial drilling should probably consist of RAB drilling (approximately 8000m) which is relatively inexpensive but can give reliable data on gold values to shallow depths (perhaps to 50m depending on ground conditions). This is, in effect, a scouting drill program to better outline areas of interest confirmed by the soil geochemistry and additional trenching. Encouraging results from trenching and RAB drilling would be followed by more detailed RC drilling which is considerably more expensive but also provides much more reliable samples that can be used more effectively in resource estimates.

o Additional ground geophysics may also prove very useful in helping to prioritize drill targets and to assist in better defining bedrock structures of possible interest. An IP survey (10-20 line km) in the priority areas of Area #1 may be quite effective in outlining zones in the bedrock with disseminated sulphides which are probably associated with gold-bearing structures and vein systems. Additional ground magnetic surveying will assist in identifying structures and the lithologies of the underlying bedrock.

o These recommendations are in general accord with those of CME (February 15, 2000 Report) and, as noted by CME, additional work is also required to further evaluate other areas of the concession.

o The CME recommendations call for overall expenditures of about $300,000. The above program should cost about the same amount; the lower RAB drilling cost will permit more drilling than the 5000m of RC drilling recommended by CME. In addition, the above program includes modestly more trenching (or pitting where appropriate) than recommended by CME. It may be possible to carry out the above program in the period mid March-June but because of uncertainty on the timing of the rainy seasons, it may be more prudent to delay the work until later in the year after the main rainy season is over and ground conditions improve for trenching and drilling which are the critical activities of the proposed program.


                               GHANA, WEST AFRICA

         We have compiled the following information from governmental and private publications, and believe the same to be fair and accurate.

GENERAL INFORMATION

         Ghana is a country in West Africa near the equator and on the Greenwich Meridian, bounded on the northwest by Burkina Faso, on the east by Togo, on the south by the Gulf of Guinea, and on the west by Cote d'Ivoire, which is also known as the Ivory Coast. Ghana's total geographical area is 238,537 square kilometers (92,100 square miles), and its capital is the city of Accra. Other significant cities include Kumasi, Tema, Tamale and Sekendi-Takaradi.

         Although there are numerous African languages spoken in Ghana, English is the official language. Ghana is an agricultural country with mineral deposits, including gold, diamonds, bauxite and manganese. Ghana's leading exports are gold, cocoa (beans, butter, chocolate), tropical hardwoods, bauxite, diamonds, and manganese.
Ghana is a member of the Economic Community of West African States (ECOWAS).

POLITICAL BACKGROUND

         In 1874, the area of Ghana was a colony of Great Britain. By 1901, Great Britain had annexed Ashanti and declared a protectorate over the country's north. In 1957, the area gained independence and took the name Ghana, and British Togoland became part of the new country.

         During the 1970's and early 1980's, Ghana suffered severe economic problems. In 1981, one of the former military leaders, Flight Lieutenant Jerry Rawlings, led a revolt and gained control of the government, and political parties were banned. At or around 1990, Ghana experienced pressure from the Western nations concerning its militia government, and the Western nations used economic aid as an incentive for the return to a democratic government. This led to the formation of new political organizations and a gradual return to a democratic society. In December 1990, Flt. Lt. Rawlings announced proposals for the introduction of a new Constitution by the end of 1991. In May 1991, Flt. Lt. Rawlings established a consultative assembly, which was to a draft a new Constitution. On April 28, 1992, the new Constitution was subsequently approved by 92% of votes cast during a national referendum, with 43.7% of the electorate voting. A program for the transition to a multi-party system was drafted, and in the following years a number of political associations were established.

         In the presidential election on November 3, 1992, Flt. Lt. Rawlings secured 58.3% of the votes. Although international observers maintained that the election had been conducted fairly, the main four opposition parties, which had contested the election, claimed that electoral impropriety had taken place. In protest, these parties withdrew from the forthcoming legislative elections. As a result, the pro-government National Democratic

Congress secured 94.5% of the electoral seats. On January 7, 1993, Flt. Lt. Rawlings was sworn in as President and the new Parliament was inaugurated.

         Under the terms of the Constitution, Ghana has a multi-party political system. Executive power is vested in the President, who is the Head of State as well as the Commander-in-Chief of the Armed Forces. The President is elected for a maximum of two four-year terms. Legislative power is vested in a two hundred member unicameral Parliament, with each member elected for four years. The running mate of the successful Presidential candidate becomes the Vice-President. The President appoints the Cabinet, subject to approval by Parliament.

RECENT ECONOMY

         Ghana's economy has suffered a sustained decline since the mid-1970s. In 1983, the government introduced an extensive economic reform program that received financial support from the International Monetary Fund and the World Bank. The economic recovery program and subsequent government actions have improved Ghana's economic position. Ghana's gross domestic product averaged 4.5% in 1999. The annual rate of inflation declined from approximately 123% at the end of 1983, to single digits in late 1999. Ghana's economy still depends upon receiving foreign aid. Ghana's currency is a cedi, and at the end of 1999, one U.S. dollar equaled 4,400 cedis. The major minerals exported from Ghana are gold, bauxite, diamonds and manganese. Ghana is Africa's second largest gold producer behind South Africa.

MINING LAW

         Under the Constitution and the mining laws of Ghana, all minerals in Ghana in their natural state are the property of the government of Ghana, and title is vested in the President on behalf of, and in trust for, the people of Ghana. The government of Ghana grants certain rights to these minerals through licenses and leases.

         A license is required for the export and disposal of minerals and the government has a pre-emptive right over all such minerals. The Minister of Energy and Mines generally has the power to negotiate, grant, revoke, suspend or renew any mineral right. The government holds, as of right and without payment of any compensation, a 10% interest in the rights and obligations of all reconnaissance, prospecting or mining operations in relation to a mineral right, and the government has the option to acquire an additional 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the government and the holder of the mining lease. In addition, the Ghana government is entitled to a net royalty of 3% to 12% of all mineral sales. In addition, the government may acquire an interest in any Ghana company engaged in mining operations in Ghana, which will result in the company having to obtain the government's approval for (1) any action which will have the effect of making a person a controller of the company; (2) the voluntary bankruptcy or liquidation of the company; or (3) the disposal of any mining lease or a substantial asset of the company. Under the mining laws, a "controller" is defined as a person who either directly or indirectly directs the affairs of the company or controls at least 20% of the voting power.

         There are two kinds of licenses: a reconnaissance license and a prospecting license. A reconnaissance and prospecting license grant the right to erect camps or temporary buildings and installations in the licensed area. A prospecting license also grants the right to make boreholes and such other excavations. A prospecting license is granted for an initial period of not more than three (3) years and may be renewed at the government's discretion. If the holder desires to mine any minerals on the property, the holder is required to apply for a mining lease.

         A mining lease grants the right to take all reasonable measures on and under the surface of the property in order to mine, erect equipment, plant and buildings, to prospect within the mining area, and to stack mineral waste in an approved manner. Activities such as the diversion of water require separate licenses or governmental consents. A mining lease is granted for a period of not more than thirty (30) years and may be renewed at the government's discretion. A holder of a mining lease is obligated to file a mining, recruiting and training program with the government and comply with its terms. A holder of a mining lease is required to seek government consent on various issues, which may withheld in the government's sole discretion.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

         Our officers and directors are as follows:

NAME                               AGE      POSITION
Robert R. Ferguson                 45       President, Treasurer and Director since inception.
Robert F. Weicker                  43       Director since August 1998
Tim Earle                          43       Secretary since August 1998


         The term of office of each director ends at the next annual meeting of our stockholders or when such director's successor is elected and qualifies. The term of office of each officer ends at the next annual meeting of the our board of directors, which is expected to take place immediately after the next annual meeting of our stockholders, or when such officer's successor is elected and qualified. Since our inception, we have not had an annual meeting of our stockholders.

         ROBERT R. FERGUSON, PRESIDENT, TREASURER AND DIRECTOR SINCE INCEPTION IN JUNE 1997. As President, Treasurer and Director, Mr. Ferguson is responsible for our day-to-day operations, including corporate development, investor and media relations, and corporate finance. From 1993 to 1997, Mr. Ferguson was the manager of corporate development for Eldorado Gold Corporation, Vancouver, British Columbia, and a separate company, HRC Development Corporation, Vancouver, British Columbia. In that capacity, he was responsible for supervising the investor relations department, prepare and deliver corporate presentations, and assist in the preparation of the annual and quarterly reports to the shareholders. From 1986 to 1992, Mr. Ferguson was the manager of investor relations for American Reserve Mining Corporation, Vancouver, British Columbia, and was responsible for similar activities.

         Mr. Ferguson received his high school diploma in 1975, and has since completed seminars on managing and directing a public company, and the Canadian securities laws. Mr. Ferguson owns a minority interest in a small chain of restaurants and bars located in Vancouver, British Columbia. He has been a member of the Prospectors and Developers Association in Vancouver, British Columbia since 1994.

         ROBERT F. WEICKER, DIRECTOR SINCE AUGUST 1998. From September 1995 to September 1999, Mr. Weicker was the Manager of Exploration for Newhawk Gold Mines Ltd., in Vancouver, British Columbia. Mr. Weicker was responsible for directing the exploration functions of the company, and assisted the company with acquisitions in Canada and the United States. From May 1994 to August 1995, Mr. Weicker was the President and Chief Executive Officer of Oracle Minerals Inc., a Canadian publicly traded mineral exploration company located in Vancouver, British Columbia. In that capacity, Mr. Weicker supervised and coordinated the company's exploration activities in El Salvador and in Ontario, Canada. From January 1989 to February 1994, Mr. Weicker was the Chief Mining Geologist for Equinox Resources Ltd., a Canadian publicly traded mineral exploration and production company in Vancouver, British Columbia. Mr. Weicker was involved in the direction, growth and administration of the company, including project generation, property evaluations, budgeting and assessment reporting, ore reserve calculations, and geotechnical and environmental concerns.

         Mr. Weicker is a registered Professional Geoscientist in the Province of British Columbia, Canada, and a member of The Association of Professional Engineers and Geoscientists of British Columbia. Mr. Weicker graduated from the University of Waterloo in 1977 and received a degree with honors Earth Sciences.

         TIM EARLE, SECRETARY SINCE AUGUST 1998. Since 1993, Mr. Earle has been the President of Leare Developments Ltd., a real estate development and consulting company in Vancouver, British Columbia. Mr. Earle is responsible for identifying, acquiring, and rezoning real property for residential and commercial uses. Mr. Earle also manages the construction and leasing of improvements on real property. Since 1999, Mr. Earle has been a Director and Treasurer of Longwood Brew Pub Ltd., a restaurant and bar located in Nanaimo, British Columbia.

         From 1985 to 1992, Mr. Earle was an associate with Realtech Realty Corporation, in Vancouver, Canada. Mr. Earle was responsible for establishing a sales division in conjunction with the financing of commercial properties for institutional funds. From 1980 to 1984, Mr. Earle was an associate with Knowlton Realty Ltd., a commercial real estate firm in Calgary and Vancouver, Canada. Mr. Earle's duties included lease negotiation, management of properties, and development and valuation analyses. Mr. Earle has been a licensed real estate agent in Canada since 1991. Mr. Earle received a Diploma of Technology in Administrative Management - Real Estate Option from the British Columbia Institute of Technology in 1980.

         No other directorships are held by each director in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any company registered as an investment company, under the Investment Company Act of 1940.

         Messrs. Ferguson, Weicker and Earle may be deemed to be "promoters" and "control persons" of our company, as that term in defined in the Securities Act of 1933.

KEY CONSULTANTS AND CONTRACTORS

         As of the date of this prospectus, we have no employees in our company. We conduct our operations by retaining the following key consultants and contractors:

         1. FREEFORM COMMUNICATIONS INC. On January 1, 2000, we entered into a one year agreement with Freeform Communications Inc., an affiliate of our company which is owned by operated by Robert R. Ferguson. Under the agreement, Freeform Communications Inc. provides day-to-day management consulting services to our company for $1,650 per month.

         2. CME & COMPANY. We have retained CME & Company to provide exploration services on our Tanoso Reconnaissance License, and to evaluate potential acquisitions in Nigeria. CME & Company is an affiliate of us and became our controlling shareholder by accepting shares of our common stock in exchange for services rendered. Since our inception in June 1997, we engaged CME & Company to perform services as follows:

         a. Under the agreement with CME & Company dated, October 1, 1999, CME & Company agreed to perform a $150,000 reconnaissance and exploratory work program on the Tanoso Reconnaissance License.

         b. Under the agreement with CME & Company dated October 10, 1999, CME & Company agreed to perform reconnaissance evaluation services to identify potential acquisitions in the Northern Maru Belt and Anka Belt of Nigeria for $300,000.

         c. Under the agreement with CME & Company dated April 7, 2000, CME & Company agreed to perform an additional $441,500 exploration program on the Tanoso Reconnaissance License. We have the right to terminate this agreement at any time by providing two weeks written prior notice and, upon termination, we would be obligated to pay CME & Company for all work and expenses incurred prior to termination.

         d. Under the agreement with CME & Company dated May 3, 2000, CME & Company agreed to perform a $300,000 regional and detailed evaluation of the southwestern, central and northeastern parts of Nigeria. We have the right to terminate this agreement at any time by providing two weeks written prior notice and, upon termination, we would be obligated to pay CME & Company for all work and expenses incurred prior to termination.

EXECUTIVE COMPENSATION

         The following table sets forth the remuneration for Messrs. Ferguson, Weicker and Earle from inception (July 26, 1996) through December 31, 1999.

                                                                                             NUMBER OF SECURITIES
                                                                                                UNDERLYING
 NAME OF INDIVIDUAL                  CAPACITIES IN WHICH               AGGREGATE              WARRANTS & OPTIONS
OR IDENTITY OF GROUP              REMUNERATION WAS RECEIVED          REMUNERATION                   GRANTED
Robert R. Ferguson                  Director, President &             $61,397 (1)<F1>               306,984
Robert. F. Weicker                         Director                   $10,000 (2)<F2>                50,000
Tim Earle                                 Secretary                   $10,000 (3)<F3>                50,000

(1)<F1> This amount consists of $25,000 of options and $36,397 of warrants. On January 8, 1998, Mr. Ferguson was granted 125,000 options at a price of $0.25 per share, which will expire on January 8, 2003. On December 1998, Freeform Communications Inc., an affiliated company owned and operated by Mr. Ferguson, advanced our company CDN$20,000, and on December 30, 1998, we repaid the advanced funds by issuing 181,984 Units to Freeform Communications Inc., with each Unit consisting of one share of our common stock and one warrant to purchase one share of our common stock at a price of $0.15 per share until December 30, 1999, and at price of $0.25 per share from December 31, 1999 to December 30, 2001.

(2)<F2> On August 26, 1998, Mr. Weicker was granted 50,000 options at a price of $0.25 per share, which will expire on August 26, 2003.

(3)<F3> On August 26, 1998, Mr. Earle was granted 50,000 options at a price of $0.25 per share, which will expire on August 26, 2003.


         On January 1, 2000, we entered into a one year consulting agreement with Freeform Communications Inc., an affiliated company owned and operated by Robert R. Ferguson. Under the agreement, Freeform Communications Inc. provides day-to-day management consulting services to our company for $1,650 per month. Other than the agreement with Freeform Communications Inc., we do not pay monetary compensation to our officers and directors, nor do we compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. There are no employment agreements with any of our executive officers, and we have no long-term incentive or medical reimbursement plans. We anticipate offering some form of incentive-based monetary compensation in the future.


STOCK OPTION PLAN

         We do not have a formal stock option plan. Our board of directors, in its discretion, issues options to officers, directors, and consultants on a case-by-case basis. In general, options may be exercised by payment of the option price by either (i) cash, (ii) tender of shares of our common stock which have a fair market value equal to the option price, or (iii) by such other consideration as the board of directors may approve at the time the option is granted.

         The following table provides certain option, warrant and rights information (whether vested or not) as to the officers and directors individually, and as a group, as of October 26, 2000:


                                            TITLE OF       NUMBER OF
NAME OF HOLDER                              SECURITIES     SECURITIES      EXERCISE PRICE      EXPIRATION DATE
Robert R. Ferguson (1)<F1>                   Options          125,000          $0.25               01/08/2003
 Director, President, and Treasurer         Warrants          181,984      $0.15 / $0.25     12/30/999; 12/30/2001

Robert F. Weicker                            Options           50,000          $0.25               08/26/2003
 Director

Tim Earle                                    Options           50,000          $0.25               08/26/2003
 Secretary

Officers and directors as a group (3        Options          225,000
persons)                                   Warrants          181,984
-------------

(1)<F1>  Includes the warrants owned by Freeform Communications Ltd., an affiliated company owned and operated by
         Robert R. Ferguson.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Company's common stock, as of October 26, 2000. Except as otherwise indicated, the persons named in the table have sole voting and investing power with respect to all shares of common stock owned by them.


                                                             NUMBER OF           OPTIONS/                            PERCENT OF
       NAME AND ADDRESS OF OWNER                        SHARES HELD PRIOR        WARRANTS              TOTAL            CLASS
                                                         TO OFFERING(1)<F1>    EXERCISABLE(2)<F2>                   BEFORE/AFTER
                                                                                                                     OFFERING(3)<F3>
------------------------------------------------------------------------------------------------------------------------------------
Robert R. Ferguson (4)<F4>
904 - 850 Burrard Street                                       511,984            306,984              818,968       6.1% / 3.5%
Vancouver, British Columbia V6Z 2J1
CANADA

Robert F. Weicker
3000 Walton Avenue                                                   0             50,000               50,000       0.4% / 0.2%
Coquitlam, British Columbia V3B 6V6
CANADA

Tim Earle
1348 Marine Drive, 2nd Floor                                         0             50,000               50,000       0.4% / 0.2%
North Vancouver, British Columbia
CANADA



                                                             NUMBER OF           OPTIONS/                            PERCENT OF
       NAME AND ADDRESS OF OWNER                        SHARES HELD PRIOR        WARRANTS              TOTAL            CLASS
                                                         TO OFFERING(1)<F1>    EXERCISABLE(2)<F2>                   BEFORE/AFTER
                                                                                                                     OFFERING(3)<F3>
------------------------------------------------------------------------------------------------------------------------------------


CME & Company (5)<F5>
P.O. Box 199 Victory House, Le Truchot                       5,274,171          4,262,013            9,536,184      54.7% /34.8%
St. Peter Port,Guernsey GY1 4HX
Channel Islands

Officers and directors, as a group
(3 persons)                                                    511,984            406,984              918,968       6.8% / 3.9%

------------------

(1)<F1> Management does not anticipate that any of the persons or entities listed will subscribe for shares in the offering.

(2)<F2> Includes options of shares of common stock exercisable within 60 days from October 26, 2000. These additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

(3)<F3> Based on 13,167,259 shares of common stock outstanding on October 26, 2000. Where the persons listed on this table have the right to obtain additional shares of common stock within 60 days from October 26, 2000, these additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

(4)<F4> Includes shares held by Freeform Communications Ltd., an affiliated company owned and operated by Mr. Ferguson.

(5)<F5> Includes the shares of common stock owned by C.M. Explorations Services Ltd., an affiliate of CME & Company, and shares of common stock and warrants owned by Sarah Hawkins, who is related to T. Gregory Hawkins, Managing Director of C.M. Exploration International, the General Partner of CME & Company.


CHANGES IN CONTROL

         We are not aware of any arrangements that may result in a change in control of our company.

                              SELLING SHAREHOLDERS

         We are registering shares of common stock held by existing shareholders of our company. The shares are being registered to permit public secondary trading of such shares, and each of the selling shareholders may offer the common stock for resale as they wish. The following table sets forth the name and amount of shares for each selling shareholder. None of the selling shareholders ever had any position, office, or material relationship with us within the past three years.


                                                        COMMON                            PERCENTAGE       AMOUNT TO
                                                     SHARES BEING      TOTAL COMMON        OWNERSHIP        BE OWNED
SELLING STOCKHOLDER(1)<F1>                            REGISTERED       SHARES OWNED       BEFORE SALE        AFTER
                                                                                             (2)<F2>        OFFERING
Christopher Dundas                                     394,000           394,000             3.0%             -0-
George Arvanitis                                        20,000            20,000             0.2%             -0-
Onyx Trading Corporation                                20,000            20,000             0.2%             -0-
 c/o George Arvanitis
Sandra Mosca Redon                                      65,000            65,000             0.5%             -0-

TOTAL                                                  499,000           499,000             3.8%             -0-
----------------

(1)<F1>To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. The address of each of the persons in this table is as follows: c/o Columbia River Resources, Inc., Suite 304 - 856 Homer Street, Vancouver, British Columbia V6B 2W5.

(2)<F2>Based on 13,167,259 shares of common stock outstanding as of October 26, 2000.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         JIM ROMANO. On October 24, 1997, we issued Jim Romano 50,000 shares of our common stock as a finder's fee for our acquisition of a mining property located in Chihuahua, Mexico. On January 8, 1998, we granted Jim Romano an option to purchase 125,000 shares of our common stock at a price of $0.25 per share, with an expiration date of January 8, 2003. Jim Romano exercised his option on March 22, 2000.

         CALDERAN VENTURES LTD. Calderan Ventures Ltd. is a company owned and operated by Jim Romano. Pursuant to an oral agreement, Calderan Ventures Ltd. provided our company with investor relations services from January 2000 through March 2000, and we were invoiced $18,000. On April 11, 2000, we satisfied the debt owed to Calderan Ventures Ltd. by issuing it 72,000 shares of our common stock. We no longer use the services of Calderan Ventures Ltd.

         562275 B.C. LTD. 562275 B.C. Ltd. is a company owned and operated by Jim Romano. In 1998, 562275 B.C. Ltd. advanced $35,000 to our company, and on December 30, 1998, we repaid 562275 B.C. Ltd. by issuing it 500,000 Units at $0.07 per Unit, with each Unit consisting of one share of our common stock and one warrant.

         FREEFORM COMMUNICATIONS LTD. Freeform Communications Ltd. is an affiliated company owned and operated by Robert R. Ferguson, the President and a director of the Company. Under the agreement dated January 1, 2000, Freeform Communications Ltd. provides day-to-day management services in exchange for $1,650 per month. In 1998, Freeform Communications Ltd. also advanced CDN$20,000, and on December 30, 1998, we repaid Freeform Communications Ltd. by issuing it 181,984 units at $0.07 per unit, with each unit consisting of one share of our common stock and one warrant. In 1997, Freeform Communications Ltd. purchased 330,000 shares of our common stock for $3,300.

         CME & Company. CME & Company is a mining exploration and development company located in Guernsey, Channel Islands. CME & Company is an affiliate of us and became our controlling shareholder by accepting shares of common stock in exchange for services rendered. The following table provides certain option, warrant and rights information (whether vested or not), as to CME & Company, as of October 26, 2000:

       Title of     Number of
      SECURITIES    SECURITIES         EXERCISE PRICE        EXPIRATION DATE
       Warrants       214,286(1)<F1>    $0.15 / $0.25    11/25/2000; 11/25/2002
                      387,790           $0.15 / $0.25    10/15/2000; 10/15/2002
                    2,500,188           $0.15 / $0.25    01/24/2001; 01/24/2003
                       66,682           $0.15 / $0.25    02/03/2001; 02/03/2003
                      321,055                   $0.25          03/16/2002
                      450,000(2)<F2>    $0.15 / $0.25    12/25/1999; 12/25/2000
                      322,012           $0.15 / $0.25    02/03/2001; 02/03/2002

       Total:       4,262,013

-------------

(1)<F1>  Warrants held in trust by CM Exploration Services Ltd. and on behalf of CME & Company.

(2)<F2>  Warrants owned Sarah Hawkins, who is related to T. Gregory Hawkins, Managing
         Director of C.M. Exploration International, the General Partner of CME &
         Company.

         Since our inception in June 1997, we have entered into or assumed the following agreements with CME & Company:

         a. Under our related party agreement with Ayaco (Ghana) Limited dated December 15, 1999, we agreed to assume a $160,000 funding and exploration program as set forth in the report by CME (Ghana) Limited dated April 1998, which is a subsidiary of CME & Company, and a separate $295,000 funding and exploration program as provided in the report by CME & Company dated September 30, 1999.

         b. Under the agreement with CME & Company dated, October 1, 1999, CME & Company agreed to perform a $150,000 reconnaissance and exploratory work program on the Tanoso Reconnaissance License. Our funding of this agreement was applied to our $295,000 funding obligation under the agreement with Ayaco (Ghana) Limited.

         c. Under the agreement with CME & Company dated October 10, 1999, CME & Company agreed to perform reconnaissance evaluation services to identify potential acquisitions in the Northern Maru Belt and Anka Belt of Nigeria for $300,000.

         d. Under the agreement with CME & Company dated April 7, 2000, CME & Company agreed to perform an additional $441,500 exploration program on the Tanoso Reconnaissance License. An amount of $145,000 will be applied to satisfy our remaining funding obligation under the December 15, 1999 agreement with Ayaco (Ghana) Limited. We have the right to terminate this agreement at any time by providing two weeks written prior notice and, upon termination, we would be obligated to pay CME & Company for all work and expenses incurred prior to termination.

         e. Under the agreement with CME & Company dated May 3, 2000, CME & Company agreed to perform a $300,000 regional and detailed evaluation of the southwestern, central and northeastern parts of Nigeria. We have the right to terminate this agreement at any time by providing two weeks written prior notice and, upon termination, we would be obligated to pay CME & Company for all work and expenses incurred prior to termination.

         CME & Company is partnership of C.M. Exploration International Ltd. and C.M. (Exploration ) Ltd. CME & Company is affiliated with C.M. Exploration Services Ltd. by common directors. CME & Company's wholly-owned subsidiary is CME (Ghana) Limited. CME (Ghana) Limited is affiliated with Ayaco (Ghana) Limited by a common director. As a result, CME & Company is also affiliated with Ayaco (Ghana) Limited.

         CME (GHANA) LIMITED. CME (Ghana) Limited is a mining exploration and development company located in Accra, Ghana. CME (Ghana) Limited is a subsidiary of CME & Company, and is affiliated with Ayaco (Ghana) Limited by a common director. Under our agreement with Ayaco (Ghana) Limited dated December 15, 1999, we agreed to assume a $160,000 funding and development program as set forth in the report by CME (Ghana) Limited dated April 1998.

         AYACO (GHANA) LIMITED. Ayaco (Ghana) Limited is a mining exploration and development company located in Accura, Ghana. Ayaco (Ghana) Limited is affiliate of CME & Company. Under our agreement with Ayaco (Ghana) Limited dated December 15, 1999, we were granted the right to acquire the Tanoso Reconnaissance License if we assumed and completed a $160,000 work program as recommended by CME (Ghana) Limited, a subsidiary of CME & Company, and a separate $295,000 funding and exploration program as set forth in the report by CME & Company dated September 30, 1999. In addition to assuming these obligations, we agreed to issue Ayaco (Ghana) Limited 1,000,000 shares of our common stock.

         CME CONSULTING LTD. CME Consulting Ltd. is a mineral exploration consulting company located in Vancouver, British Columbia, Canada. CME Consulting Ltd. is affiliated with CME Managing Consultants, Inc., as both entities have common officers, directors and shareholders. On February 19, 1999, we entered into a sublease agreement with CME Consulting Ltd. for 913.25 square feet of office space. The term of the sublease agreement is from April 1, 1999 to November 30, 2000. Under the agreement, our lease payments are CDN$1,170.41 per month, and every third month we are required to pay an additional CDN$86.67 as a security deposit. The monthly payments include the use of two desks, two chairs, and common office furniture.

         CME MANAGING CONSULTANTS, INC. CME Managing Consultants, Inc. is a mining exploration and development company located in Vancouver, British Columbia, Canada. CME Managing Consultants, Inc. is affiliated with CME Consulting Ltd., as both entities have common officers, directors and shareholders. On October 20, 1998, we entered into an agreement with CME Managing Consultants, Inc. whereby we agreed to fund and paid a CDN$7,500 work program on one of our abandoned properties.

         C.M. EXPLORATION SERVICES LTD. On November 24, 1999, C.M. Exploration Services Ltd., an investment company located in Guernsey, Channel Islands, submitted an unsolicited offer to purchase 214,286 units at a price of $0.07 per unit, with each unit consisting of a share of our common stock and a warrant. We accepted the offer and issued the units. C.M. Exploration Services Ltd. is affiliated with the general partner of CME & Company by common directors.

         We believe that the terms of the above-described transactions were no less favorable to us than would have been obtained from a nonaffiliated third party for similar consideration.


                            DESCRIPTION OF SECURITIES

GENERAL

         We are authorized to issue of up to 50,000,000 common shares, $0.001 par value per share, and 1,000,000 preferred shares, $0.01 par value per share. The following summary does not purport to be complete. You may wish to refer to our articles of incorporation and bylaws, copies of which are available for inspection. None of the holders of any class or series of our capital stock has preemptive rights or a right to cumulative voting. As of October 26, 2000, 13,167,259 shares of common stock were issued and outstanding and no shares preferred stock had been issued.

PREFERRED STOCK

         The Articles of Incorporation authorize the Board of Directors to issue, by resolution, 1,000,000 shares of preferred stock, in classes or series, having such designations, powers, preferences, rights, and limitations as the Board of Directors may from time to time determine. As of the date of this prospectus, no classes of preferred stock have been designated and no shares have been issued.

COMMON STOCK

         As of October 26, 2000, there were 13,167,259 shares of common stock issued and outstanding. The board of directors may issue additional shares of common stock without the consent of the common stockholders.

         VOTING RIGHTS. Each outstanding share of common stock is entitled to one vote. The common stockholders do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose.

         NO PREEMPTIVE RIGHTS. Holders of common stock are not entitled to any preemptive rights.

         DIVIDENDS AND DISTRIBUTIONS. Holders of common stock are entitled to receive such dividends as may be declared by the directors out of funds legally available for dividends and to share pro rata in any distributions to holders of common stock upon liquidation or otherwise. However, we have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

TRANSFER AGENT

         The registrar and transfer agent for the common stock is Computershare Investor Services, 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.

                              PLAN OF DISTRIBUTION

GENERAL

         We are acting as the general selling agent with respect to the common stock being offered at a price of $0.45 per share. We intend to enter into agreements with securities broker-dealers, who are members of the NASD, so that broker-dealers who will be involved in the sale of the shares will be paid a commission of ten percent by us. No broker-dealer has agreed to participate in this offering as of the date of this prospectus. The NASD must first approve the arrangements with any broker-dealers that will participate in the distribution of this offering. In addition, our officers and directors may also be involved in the sale of the shares but will not receive any sales commission or other remuneration. This distribution will not involve any reallocations between NASD members and non-members.

         We may provide any sales agent or broker-dealer with a list of persons whom we believe may be interested in purchasing shares in this offering. The sales agent or broker-dealer may sell a portion of the shares to any such person if he resides in a state where the shares can be sold and where the sales agent or broker-dealer can sell the shares. No sales agent or broker-dealer is obligated to sell any shares to any such person and will do so only to the extent that such sales would not be inconsistent with the public distribution of the shares. We are unaware of any person, including any affiliate, who intends to finance any portion of the purchase price of the shares to be acquired in this offering. It is not intended that the proceeds from this offering will be used, directly or indirectly, to enable anyone to purchase shares.

METHOD OF SUBSCRIBING

         You may subscribe by completing and delivering our form of subscription agreement to us. The subscription price of $0.45 per share must be paid by check, bank draft, or postal or express money order payable in United States dollars to the order of Columbia River Resources Inc. Certificates for shares of common stock subscribed for will be issued as soon as practicable after termination of the offering.

EXPIRATION DATE

         The subscription offer will expire ___________________________ [90 days from the date of this prospectus] which period may be extended for an additional 90 days, or on such earlier date as we shall determine in our discretion.

RIGHT TO REJECT

         We reserve the right to reject any subscription in our sole discretion and to withdraw this offer at any time prior to our acceptance of the subscriptions received, if acceptance of a subscription would result in the violation of any laws to which we are subject.

NO ESCROW

         We have not established an escrow account and we are employing the funds as they are being raised. THIS OFFERING IS NOT SUBJECT TO ANY MINIMUM SUBSCRIPTION LEVEL, AND THEREFORE ANY FUNDS RECEIVED FROM A PURCHASER ARE AVAILABLE TO US AND NEED NOT BE REFUNDED TO THE PURCHASER.

         The Nevada General Corporation Law and Article VI of our Articles of Incorporation permit the us to indemnify our officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in our best interests, not opposed to our best interests, or unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of us in which the officer or director was adjudged liable to us or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the officer or director was adjudged liable on the basis that he or she derived an improper personal benefit.

SELLING SHAREHOLDERS

         When the selling shareholders sell their shares, the shares may be delivered and/or sold in transactions from time to time on the over-the-counter market, in negotiated transactions, or a combination of such methods of sale. These transactions will be at market prices prevailing at the time, at prices related to such prevailing prices, or at negotiated prices. The selling stockholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders. The selling stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of federal securities laws. Any commissions received by such broker-dealers and any profits realized on the resale of securities by them may be deemed to be underwriting discounts and commissions under federal securities laws.

         Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders and, if they act as agent for the purchaser of the securities, from such purchaser. Broker-dealers may agree with the selling stockholders to sell a specified number of securities at a stipulated price per share. To the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, it may purchase as principal any unsold securities at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire securities as principal may then resell these securities in transactions which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. In connection with such resales broker-dealers may pay to or receive from the purchasers of these securities commissions computed as described above. To the extent required under the federal securities laws, a supplemental prospectus will be filed, disclosing

I.       the name of any such broker-dealers;
II.      the number of securities involved;
III.     the price at which such securities are to be sold;
IV.      the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;


V.       that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and,
VI.      other facts material to the transaction.

         Under applicable rules and regulations under federal securities laws, any person engaged in the distribution of the resale of securities may not simultaneously engage in market making activities with respect to the securities of our company for a period of two business days prior to the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the federal securities laws, and the rules and regulations under these laws, including Regulation M, which provisions may limit the timing of purchases and sales of the securities by the selling stockholders.

         The selling stockholders will pay all commissions and other expenses associated with the sale of the common stock by them. The shares of common stock offered through this prospectus are being registered because of our contractual obligations with the selling stockholders, and we have paid the expenses of the preparation of this prospectus.


                         SEC POSITION ON INDEMNIFICATION

         As permitted by Nevada law, our Articles of Incorporation provides that a director of our company shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, or (iii) under Section
78.300 of the Nevada General Corporation Law, which prohibits the unlawful payment of dividends or the unlawful repurchase or redemption of stock. This provision is intended to afford our directors protection against, and to limit their potential liability for monetary damages resulting from, suits alleging a breach of the duty of care by a director.

         The provisions diminish the potential rights of action which might otherwise be available to our shareholders by limiting the liability of officers and directors to the maximum extent allowable under Nevada law, and by affording indemnification against most damages and settlement amounts paid by a director of our company in connection with any shareholders derivative action. However, the provisions do not have the effect of limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause our company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because we do not presently have directors' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of a director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, is unenforceable.

                                  LEGAL MATTERS

         Dill Dill Carr Stonbraker & Hutchings, P.C., Denver, Colorado will pass upon the validity of our shares offered hereby.

                                     EXPERTS

         Our financial statements as of December 31, 1998 and December 31, 1997, have been audited by Jones Jenson & Company n/k/a HJ & Associates, LLD, independent chartered accountants, as set forth in their report on such financial statements, and are included in this prospectus in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The financial statements for the fiscal year ended December 31, 1999 have been audited by Pannell Kerr Forster, as set forth in their report on such financial statements, and are included in this prospectus in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         We have not previously been subject to the reporting requirements of the SEC. We have filed with the SEC a registration statement on Form SB-1 under the Securities Act with respect to the Securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information on us and our securities, you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

         You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.

         We have a web site on the Internet at HTTP://WWW.columbiariver1.com.



                             REPORTS TO STOCKHOLDERS


         As a result of filing this registration statement, we will become subject to the reporting requirements of the Securities Exchange Act, and will be required to file periodic reports, proxy statements, and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year, proxy statements, and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)
Interim Balance Sheet (Unaudited)
(U.S. Dollars)


----------------------------------------------------------------------------------------------------
                                                           June 30,             December 31,
                                                             2000                   1999
----------------------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash                                                   $   19,251             $      10,963
  Share Receivable                                           31,250                         -
  Prepaid expenses                                            4,984                     1,636
  Due from stockholder                                       15,287                    30,630
----------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                         70,773                    43,229
PROPERTY AND EQUIPMENT                                        4,296                     4,296
OPTIONS ON MINERAL PROPERTIES                                90,000                    15,000
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                             $  165,069             $      62,525
====================================================================================================

LIABILITIES

CURRENT
  Accounts payable                                       $    4,982             $      10,242
  Advances from stockholder                                 207,628                   373,559
  Notes payable                                               9,588                     9,588
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                           222,198                   393,389
---------------------------------------------------------------------------------------------------

CONTINGENCY

STOCKHOLDERS' DEFICIT

PREFERRED STOCK, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding

COMMON STOCK PAR VALUE OF $0.001
50,000,000 Shares authorized
12,438,366 and 7,377,222 Shares issued and outstanding      963,551                   402,254
SUBSCRIPTIONS RECEIVED                                       10,418                    27,132
OTHER RECEIVABLE                                             (4,668)                 (114,101)
DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE         (1,026,430)                 (646,149)
---------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' DEFICIT                                 (57,129)                 (330,864)
---------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT              $  165,069             $      62,525
===================================================================================================

COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)
Interim Statement of Cash Flows (Unaudited)
Six Month Period Ended June 30, 2000
(With comparative figures for the year ended December 31, 1999)
(U.S. Dollars)

--------------------------------------------------------------------------------------------------
                                                                 2000                1999
--------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                       (380,281)          (565,329)
Adjustments to reconcile net loss to
net cash used by operating activities
  Contributed interest                                                -                  -
  Depreciation                                                        -              1,655
  Write-off of options on mineral properties                          -            116,025
Changes in non-cash working capital
  Due from shareholder                                           15,343            (30,630)
  Prepaid expenses                                               (3,348)            (1,636)
  Organization costs                                                  -                  -
  Accounts payable                                               (5,260)            (5,548)
  Advances from shareholder                                    (165,931)           373,559
--------------------------------------------------------------------------------------------------
NET CASH USED BY OPERATING ACTIVITIES                          (539,477)          (111,904)
--------------------------------------------------------------------------------------------------

CASH FLOWS USED BY INVESTING ACTIVITIES
  Purchase of property and equipment                                  -             (5,951)
  Purchase of option on mineral properties                            -            (38,025)
--------------------------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES                                 -            (43,976)
--------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Subscriptions received                                        125,136             27,132
  Other receivable                                              114,100                  -
  Proceeds from (repayment of) notes payable                          -             (7,500)
  Issuance of common stock                                      308,529            147,000
--------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                       547,765            166,632
--------------------------------------------------------------------------------------------------

INFLOW (OUTFLOW) OF CASH                                          8,288             10,752
CASH, BEGINNING OF PERIOD                                        10,963                211
--------------------------------------------------------------------------------------------------

Cash, End of Period                                              19,251             10,963
==================================================================================================
NON-CASH FINANCING ACTIVITIES
  Common stock issued for settlement of debt                                        52,421
  Shares receivable                                              31,250                  -
  Common stock issued                                            21,768            114,101
  Common stock issued for mineral options                        75,000             15,000
==================================================================================================

COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)
Interim Statement of Operations (Unaudited)
Six Month Period Ended June 30, 2000
(With comparative figures for the year ended December 31, 1999)

(U.S. Dollars)

--------------------------------------------------------------------------------------------------
                                                              2000              1999
--------------------------------------------------------------------------------------------------

EXPENSES
  Property exploration expenses                            $   338,483       $   384,778
Write-off of options on mineral properties                           -           116,025
  General and administrative                                    41,798            62,871
  Depreciation                                                       -             1,655
--------------------------------------------------------------------------------------------------

TOTAL EXPENSES                                                 380,281           565,329
--------------------------------------------------------------------------------------------------
Net Loss for Period                                        $  (380,281)      $  (565,329)
==================================================================================================
Net Loss Per Share                                         $     (0.04)      $     (0.10)
==================================================================================================
Weighted Average Number of Common
  Shares Outstanding                                        10,334,524         6,251,566
==================================================================================================


COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)

Financial Statements
December 31, 1999 and 1998






     INDEX                                                            Page

     Report of Independent Chartered Accountants                        1

     Financial Statements

     Balance Sheets                                                     2

     Statements of Operations                                           3

     Statements of Stockholders' Deficit                                4

     Statements of Cash Flows                                           5

     Notes to Financial Statements                                     6-12

                                  JONES, JENSEN
                                  & COMPANY, LLC

                  Certified Public Accountants and Consultants


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Columbia River Resources, Inc.
(A Development Stage Company)
Vancouver, B.C.  Canada

We have audited the accompanying balance sheet of Columbia River Resources, Inc. (a development stage company) as of December 31, 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 1998 and for the period from inception on June 13, 1997 through December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Columbia River Resources, Inc. (a development stage company) as of December 31, 1998 and the results of its operations and its cash flows for the year ended December 31, 1998 and for the period from inception on June 13, 1997 through December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has no operations and limited capital which together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note
7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
February 27, 1999

50 South Main Street
     Suite 1450
Salt Lake City, Utah  84144
Telephone (801) 328-4408
Facsimile (802) 328-4461

                   REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS


TO THE DIRECTORS OF COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)

We have audited the accompanying balance sheet of Columbia River Resources, Inc. (An Exploration Stage Company) as at December 31, 1999 and the related statements of operations, stockholders' deficit and cash flows for the year then ended and the cumulative totals for the development stage operations from June 13, 1997 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. Our opinion, insofar as it relates to the cumulative totals for the development stage operations from June 13, 1997 (inception) through December 31, 1998, is based solely on the report of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Columbia River Resources, Inc. (An Exploration Stage Company) as at December 31, 1999 and the results of its operations and cash flows for the year then ended and the cumulative totals for the development stage operations from June 13, 1997 (inception) through December 31, 1999 in conformity with generally accepted accounting principles. Our opinion, insofar as it relates to the cumulative totals for development stage operations from June 13, 1997 (inception) through December 31, 1998 is based solely on the report of the other auditors.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has no revenues and limited capital which together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in note
2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Pannell Kerr Forster

"Pannell Kerr Forster"

Chartered Accountants

Vancouver, Canada
March 27, 2000

COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)
Balance Sheets
December 31, 1999 and 1998
(U.S. Dollars)

========================================================================================================================
                                                                                            1999                  1998
------------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash                                                                                 $   10,963         $        211
  Prepaid expenses                                                                          1,636                    0
  Due from stockholder (note 10)                                                           30,630                    0
------------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                                       43,229                  211
PROPERTY AND EQUIPMENT (note 5)                                                             4,296                    0
OPTIONS ON MINERAL PROPERTIES (note 6)                                                     15,000               78,000
-------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                           $   62,525         $     78,211
=========================================================================================================================

LIABILITIES

CURRENT
  Accounts payable                                                                     $   10,242         $     15,790
  Advances from stockholder (note 10)                                                     373,559                4,682
  Notes payable (note 7)                                                                    9,588               64,827
-------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES                                                                         393,389               85,299
-------------------------------------------------------------------------------------------------------------------------

CONTINGENCY (note 11)

STOCKHOLDERS' DEFICIT (note 8)

PREFERRED STOCK, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding

COMMON STOCK AND PAID IN CAPITAL IN EXCESS OF $0.001 PAR VALUE
   50,000,000                          Shares authorized
    7,377,222 and 3,660,000            Shares issued and outstanding                      402,254               73,732
SUBSCRIPTIONS RECEIVED                                                                     27,132                    0
OTHER RECEIVABLE (note 9)                                                                (114,101)                   0
DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE                                         (646,149)             (80,820)
-------------------------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' DEFICIT                                                              (330,864)              (7,088)
-------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                            $   62,525         $     78,211
=========================================================================================================================


See notes to financial statements.

COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)
Statement of Operations
(U.S. Dollars)

====================================================================================================================================
                                                                                                                      From
                                                                                                                  Inception on
                                                                                                                     June 13,
                                                                                               June 13 to          1997 Through
                                                          Year Ended December 31              December 31,         December 31,
                                                          1999               1998                 1997                 1999
------------------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Property exploration expenses                       $   384,778        $        0          $          0         $   384,778
  Write-off of options on mineral properties              116,025                 0                     0             116,025
  General and administrative                               62,871            67,547                12,506             142,924
  Depreciation                                              1,655               684                    83               2,422
------------------------------------------------------------------------------------------------------------------------------------

TOTAL EXPENSES                                            565,329            68,231                12,589             646,149
------------------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR PERIOD                                   $  (565,329)       $  (68,231)         $    (12,589)        $  (646,149)
====================================================================================================================================

NET LOSS PER SHARE                                        $ (0.10)          $ (0.02)              $ (0.00)
====================================================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                                    6,251,566         3,597,500             3,510,000
====================================================================================================================================


See notes to financial statements.
                                      F-8

COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)
Statement of Stockholders' Deficit
(U.S. Dollars)


                                                                                                               Deficit
                                                                 Common Stock                                Accumulated
                                                                 and Paid-In                                  During the
                                                     Common       Capital In        Other      Subscription  Exploration
                                                     Shares      Excess of Par    Receivable     Received        Stage       Total
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT INCEPTION ON JUNE 30, 1997                     0     $         0       $        0   $          0  $       0    $       0
Issuance of common stock for cash at $0.01
  per share (net of issuance costs)               3,460,000          33,399                0              0          0       33,399
Issuance of common stock for mineral property
  at $0.01 per share (note 6(b))                     50,000             500                0              0          0          500
Net loss from inception on June 13, 1997 to
  December 31, 1997                                       0               0                0              0    (12,589)     (12,589)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1997                         3,510,000          33,899                0              0    (12,589)      21,310
Contributed interest                                      0           2,333                0              0          0        2,333
Issuance of common stock for mineral property
  at $0.25 per share (note 6(b)(c))                 150,000          37,500                0              0          0       37,500
Net loss for year ended December 31, 1998                 0               0                0              0    (68,231)     (68,231)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1998                        3,660,000          73,732                0              0    (80,820)      (7,088)
Issuance of common stock for mineral property
  at $0.15 per share (note 6(a))                    100,000          15,000                0              0          0       15,000
Issuance of common stock for cash at $0.07
  per share (note 8(b))                           2,100,000         147,000                0              0          0      147,000
Issuance of common stock for settlement of debt
  at $0.07 per share (note 8(b))                    748,865          52,421                0              0          0       52,421
Issuance of common stock for settlement of debt
  at $0.1485 per share (notes 9 and 12(c))          768,357         114,101                0              0          0      114,101
Other receivable (note 9)                                 0               0         (114,101)             0          0     (114,101)
Subscriptions received (note 8(c))                        0               0                0         27,132          0       27,132
Net loss for year ended December 31, 1999                 0               0                0              0   (565,329)    (565,329)
====================================================================================================================================

BALANCE, DECEMBER 31, 1999                        7,377,222     $   402,254       $ (114,101)  $     27,132  $(646,149)   $(330,864)
====================================================================================================================================


See notes to financial statements.

COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)
Statement of Cash Flows
(U.S. Dollars)

================================================================================================================================
                                                                                                                       From
                                                                                                                      June 13,
                                                                                                June 13 to          1997 Through
                                                          Year Ended December 31               December 31,         December 31,
                                                         1999                 1998                 1997                 1999
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                            $ (565,329)          $  (68,231)        $     (12,589)        $  (646,149)
 Adjustments to reconcile net loss to
  net cash used by operating activities
   Contributed interest                                       0                2,333                     0               2,333
   Depreciation                                           1,655                  684                   83                2,422
   Write-off of options on mineral properties           116,025                    0                    0              116,025
 Changes in non-cash working capital
   Due from shareholder                                 (30,630)                   0                    0              (30,630)
   Prepaid expenses                                      (1,636)               1,406               (1,406)              (1,636)
   Organization cost                                          0                    0                 (767)                (767)
   Accounts payable                                      (5,548)              19,982                  490               14,924
   Advances from shareholder                            373,559                    0                    0              373,559
--------------------------------------------------------------------------------------------------------------------------------
NET CASH USED BY OPERATING ACTIVITIES                  (111,904)             (43,826)             (14,189)            (169,919)
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS USED BY INVESTING ACTIVITIES
  Purchase of property and equipment                     (5,951)                   0                    0               (5,951)
  Purchase of option on mineral properties              (38,025)             (25,000)             (15,000)             (78,025)
--------------------------------------------------------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES                   (43,976)             (25,000)             (15,000)             (83,976)
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING
  ACTIVITIES
  Subscriptions received                                 27,132                    0                    0               27,132
  Proceeds from (repayment of) notes
    payable                                              (7,500)              64,827                    0               57,327
  Issuance of common stock                              147,000                    0               33,399              180,399
--------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES               166,632               64,827               33,399              264,858
--------------------------------------------------------------------------------------------------------------------------------

INFLOW (OUTFLOW) OF CASH                                 10,752               (3,999)               4,210               10,963
CASH, BEGINNING OF PERIOD                                   211                4,210                    0                    0
--------------------------------------------------------------------------------------------------------------------------------

CASH, END OF PERIOD                                  $   10,963           $      211         $      4,210          $    10,963
================================================================================================================================

NON-CASH FINANCING ACTIVITIES
  Common stock issued for settlement of
    debt                                             $   52,421           $        0         $          0          $    52,421
  Common stock issued                                   114,101                    0                    0              114,101
  Common stock issued for mineral options                15,000               37,500                  500               53,000
================================================================================================================================


See notes to financial statements.

COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 1999 and 1998 and Period From June 13, 1997 (Inception) Through December 31, 1999
(U.S. Dollars)

--------------------------------------------------------------------------------


1.   INCORPORATION AND NATURE OF OPERATIONS

     The Company was incorporated on June 13, 1997, in the State of Nevada. The Company is in the exploration stage as defined in Statement No. 7 of the Financial Accounting Standards Board. Its principal business is the acquisition and exploration of mining properties.

2.   GOING CONCERN

     These financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. Management intends to raise additional capital through share issuances to finance operations.

     The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies and has an accumulated deficit of $646,149. These factors raise substantial doubt about the Company's ability to continue as a going concern and is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

3.   REALIZATION OF ASSETS

     The investment in options on resource properties comprises a significant portion of the Company's assets. Recovery of the carrying value of the investment in resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of the properties for proceeds in excess of their carrying value.

4.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Property and equipment

          Property  and   equipment   are  carried  at  cost  less   accumulated
          depreciation. Depreciation is calculated at the following rates (commencing when the assets are put into use):

               Computer hardware                 -  30% Declining balance
               Office furniture and equipment    -  20% Declining balance

          The Company reviews property and equipment to determine if the carrying amount is recoverable based on the estimate of future cash flows expected to result from the use of the asset and its eventual disposition. If in this determination there is an apparent shortfall, the loss will be recognized as a current charge to operations.

COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 1999 and 1998 and Period From June 13, 1997 (Inception) Through December 31, 1999
(U.S. Dollars)

--------------------------------------------------------------------------------


4.   SIGNIFICANT ACCOUNTING POLICIES

     (b)  Exploration stage expenditures

          The Company expenses all expenditures for exploration of resource properties as they are incurred where the properties do not have proven mineral reserves.

     (c)  Foreign currency translation

          Amounts recorded in foreign currency are translated into United States dollars as follows:

          (i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date;

          (ii) Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,

          (iii) Revenues and expenses, at the average rate of exchange for the year.

          Gains and losses arising from this translation of foreign currency are excluded from net loss for the period and accumulated as a separate component of stockholder's deficit.

     (d)  Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

     (e)  Loss per share

          Loss per share computations are based on the weighted average of common shares outstanding during the period. Diluted loss per share has not been presented separately as the outstanding stock options and warrants are anti-dilutive for each of the periods presented.

     (f)  Financial instruments

          The Company's financial instruments include cash, due from stockholder, accounts payable, advances from stockholder, and notes payable. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments and that currency risks are nominal.

COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 1999 and 1998 and Period From June 13, 1997 (Inception) Through December 31, 1999
(U.S. Dollars)

--------------------------------------------------------------------------------


5.   PROPERTY AND EQUIPMENT

---------------------------------------------------------------------------------------------------------
                                                  1999                                1998
---------------------------------------------------------------------------------------------------------
                                                          Accumulated
                                           Cost          Depreciation            Net               Net
---------------------------------------------------------------------------------------------------------

Computer hardware                      $   4,643         $    1,393          $  3,250          $      0
Office furniture and equipment             1,308                262             1,046                 0
---------------------------------------------------------------------------------------------------------

                                       $   5,951         $    1,655          $  4,296          $      0
=========================================================================================================

6.   OPTIONS ON MINERAL PROPERTIES

     (a)  Tanoso Reconnaissance License, Ghana

          On September 28, 1999, the Company entered into a Binding Heads of Agreement ("BHA") with Ayaco (Ghana) Limited ("Ayaco") to purchase an option to acquire a 100% working interest ("interest") in the Tanoso Reconnaissance License ("License"). In exchange for a non-refundable 100,000 shares of common stock issued at a deemed value of $0.15 per share (the "Option Payment"), Ayaco granted the Company the following:

          (i) An exclusive 3 month due diligence period during which the Company may investigate all aspects of the licenses and the corporate matters of Ayaco so far as those matters affect the BHA.

          (ii) The right to make an election ("Election") to acquire the interest from Ayaco through written notice.

          Pursuant to the terms of the BHA, the Company is required to issue 500,000 shares of its common stock to Ayaco upon each of the first anniversary of the BHA and on the date of Election for a total of 1,000,000 shares of common stock.

          The Company is also required to assume funding and development costs of $150,000 relating to the License. The Option Payment and any other sums incurred by the Company relating to the option or the BHA, shall be applied toward the earn-in expenditures.

COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 1999 and 1998 and Period From June 13, 1997 (Inception) Through December 31, 1999
(U.S. Dollars)

--------------------------------------------------------------------------------


6.   OPTIONS ON MINERAL PROPERTIES (Continued)

          Once the shares have been issued pursuant to the BHA, Ayaco will transfer title of the License to the Company. The Company will own a 100% interest in the License, subject to a 10% net profit interest payable to Ayaco and a 10% net profit interest payable to the Government of Ghana.

          100,000 shares of common stock were issued to Ayaco in 1999 in compliance with the BHA.

          On December 15, 1999, the Company entered into an Agreement ("Agreement") with Ayaco to exercise the option. This agreement contains the same terms as BHA, with the exception that 500,000 shares of common stock could be issued 20 days after the execution date. These shares were subsequently issued in 2000.

          The Agreement may be terminated at any time by the Company through written notice. Upon termination, the parties to the Agreement shall not be responsible for any unfulfilled obligations under the Agreement.

     (b)  Roble Property, Mexico

          On July 21, 1997, the Company entered into a Letter of Intent with Hunter Exploration Group and Seguro Projects, Inc. to purchase an option for mineral properties located in Chihuahua, Mexico. Pursuant to the terms of the Letter of Intent, the Company made payments of $15,000 and issued 50,000 shares of common stock. The Company was committed to pay an additional $25,000 and to issue an additional 50,000 shares of common stock. During 1999, the Company abandoned the option.

     (c)  Blue Basin Property, Nevada

          On July 13, 1998, the Company purchased an option on 150 mining claims northwest of Elko, Nevada for cash of $25,000 and 100,000 shares of its common stock valued at $0.25 per share. The Company was committed to fund exploration expenditures of $75,000 and cash payments of $50,000 by June 29, 1999. During 1999, the Company abandoned the option.

7.   NOTES PAYABLE

     Notes payable are non-interest bearing and have no fixed terms of repayment.

COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 1999 and 1998 and Period From June 13, 1997 (Inception) Through December 31, 1999
(U.S. Dollars)

--------------------------------------------------------------------------------

8.   STOCKHOLDERS' EQUITY

     (a)  Stock options

          The Company has granted founders, directors and certain employees stock options. Stock option activity is summarized as follows:

          ======================================================================
                                                         Exercise      Number
                                                           Price      of Shares
          ----------------------------------------------------------------------

          Balance outstanding, December 31, 1997           $ 0.00             0
          1998 - Granted                                   $ 0.32 *   1,250,000
          1998 - Cancelled                                 $ 0.42      (500,000)
          ----------------------------------------------------------------------

          Balance outstanding, December 31, 1998 and 1999  $ 0.25       750,000
          ======================================================================

          *    Weighted average exercise price

          In 1995 the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation", which contains a fair value-based method for valuing stock-based compensation that entities may use. This measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. For U.S. GAAP purposes management accounts for options under APB Opinion No. 25. As option exercise prices approximated market price on the dates of grants no compensation expense has been recognized.

     (b) On December 30, 1998, the Board of Directors of the Company authorized a private placement of its common stock. Under the terms of the private placement, the Company can issue up to 3,571,479 units ("Unit") at a value of $0.07 each. Each Unit consists of one share of common stock and a warrant to purchase one share at $0.15 per share within a year of issue and at $0.25 per share in the second year following issue. 2,848,865 Units were issued in 1999.

     (c) On September 30, 1999, 66,881 warrants were exercised for proceeds of $10,032. The shares subscribed have not been issued. Accordingly, they are reflected as subscriptions received.

     (d) On December 21, 1999, the Company accepted an unsolicited offer to purchase 244,286 Units for cash. The Company also resolved to issue 727,790 Units, for settlement of accounts payable owed to a shareholder. These units were subsequently issued in January 2000 (note 12(e)).

     (e)  Warrants issued and outstanding were as follows:

          ======================================================================
          Issued in 1999 (note 8(b))                            2,848,865
          Exercised                                               (66,881)
          ----------------------------------------------------------------------

          Outstanding at December 31, 1999                      2,781,984
          ======================================================================

          Warrants are exercisable at $0.15 per share in the first year and at $0.25 per share in the second year.

COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 1999 and 1998 and Period From June 13, 1997 (Inception) Through December 31, 1999
(U.S. Dollars)

--------------------------------------------------------------------------------

9.   OTHER RECEIVABLE

     In 1999, the Company's transfer agent erroneously issued 768,357 shares. Subsequent to the year-end, these shares were cancelled.

10.  RELATED PARTY TRANSACTIONS

     (a) Amounts due from a stockholder are non-interest earning and have no fixed terms of repayment.

     (b) Advances from a stockholder are non-interest bearing and have no fixed terms of repayment.

     (c) The Company made payments for various purposes to related parties as listed below:

          ====================================================================================================
          Relationship                                       1999                 1998                1997
          ----------------------------------------------------------------------------------------------------

          Included in General and
            Administrative Expenses
              Rent to affiliate                           $ 13,976             $      0             $     0
              Office services to affiliate                $  8,905             $      0             $     0
              Management services to
                company with common
                officer                                   $ 19,800             $      0             $     0
              Consulting services to related party        $      0             $      0             $ 4,000
          Included in Property Exploration
            Expenses
              Consulting services by stockholder          $378,487             $      0             $ 4,000
          ====================================================================================================

     (d) The Company issued 768,865 Units to companies controlled by shareholders as settlement for debt incurred for consulting services which were provided in the normal course of its commercial operations.

     (e) The Company erroneously issued 768,357 shares to a company controlled by stockholders.

     (f) The Company has agreed to pay a company employing an officer of the Company a fee of $1,650 per month for management fees and has also agreed to pay an affiliate of the Company approximately $8,800 for rent.

11.  CONTINGENCY

     During the year ended December 31, 1999, the Company had not purchased any insurance. Management is in the process of obtaining insurance.

COLUMBIA RIVER RESOURCES, INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 1999 and 1998 and Period From June 13, 1997 (Inception) Through December 31, 1999
(U.S. Dollars)

--------------------------------------------------------------------------------


12.  SUBSEQUENT EVENTS

     (a) On January 4, 2000, the Company resolved to issued 500,000 shares, valued at $0.15 each, to purchase options on mineral properties.

     (b) On January 24, 2000, the Company resolved to issue 2,500,188 Units, valued at $0.07 each, for settlement of accounts payable of $175,013 to a stockholder.

     (c) On January 31, 2000, the Company resolved to issue 2,571 Units, valued at $0.07 each, for settlement of accounts payable $180 owed to an affiliate. It also resolved to cancel 768,357 shares incorrectly issued in 1999 so that they could be issued correctly (note 9).

     (d) On February 3, 2000, the Company resolved to issue 66,682 Units, valued at $0.07 each, for settlement of accounts payable owed to an affiliate.

     (e)  In January 2000, 972,076 units were issued (note 8 (d)).

13.  INCOME TAXES

     A deferred tax asset stemming from the Company's net operating loss carry forward, has been reduced by a valuation account to zero due to uncertainties regarding the utilization of the deferred assets. At December 31, 1999, the Company has available a net operating loss carry forward of approximately $300,000 which it may use to offset future United States federal taxable income. The net operating loss carry forward if not utilized, will begin to expire in 2016.

                           [Back cover of prospectus]



                      DEALER PROSPECTUS DELIVERY OBLIGATION



         Until _________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Nevada General Corporation Law and Article VI of the registrant's Articles of Incorporation permit us to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the registrant's best interests, not opposed to the registrant's best interests, or unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the registrant in which the officer or director was adjudged liable to the registrant or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the officer or director was adjudged liable on the basis that he or she derived an improper personal benefit.

ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses to be paid by the registrant in connection with the securities being registered are as follows:

         Securities and Exchange Commission filing fee.........................$    1,221
         NASD filing fee.......................................................$      962
         Accounting fees and expenses..........................................$   10,000
         Blue sky fees and expenses............................................$    5,000
         Legal fees and expenses...............................................$   30,000
         Transfer agent fees and expenses......................................$    5,000
         Printing expenses.....................................................$    5,000
         Miscellaneous expenses................................................$    2,817

         Total.................................................................$   60,000
                                                                                   ======

All amounts are estimates except the SEC filing fee and NASD filing fee


ITEM 3.  UNDERTAKINGS

(A)      The small business issuer will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii)    Include   any   additional   or   changed    material
                           information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

For the period from June 1999 to present, the registrant sold and issued the following units and shares of its common stock, which sales and issuances were not registered under the Securities Act of 1933, as amended (the "Act"):

On June 15, 1999, the registrant issued 768,357 shares of common stock in exchange for services rendered, valued at $114,100.99, in reliance upon the exemption from registration contained in Section 4(2) of the Act.

On December 1, 1999, the registrant issued 100,000 shares of common stock to Ayaco (Ghana) Limited as consideration for an option to acquire the rights to the Tanoso Reconnaissance License. The shares were issued in reliance upon the exemption from registration contained in Section 4(2) of the Act.

On December 21, 1999, the registrant issued 214,286 units to C.M Exploration Services Ltd., and 30,000 units to David Wingfield, in exchange for cash, with each unit consisting of one share of our common stock and one warrant to purchase one share of our common stock. The units were issued in reliance upon the exemption from registration contained in Section 4(2) of the Act.

On December 21, 1999, the registrant issued 727,790 units to CME & Company in exchange for services rendered, valued at $50,945.32, with each unit consisting of one share of our common stock and one warrant to purchase one share of our common stock. The units were issued in reliance upon the exemption from registration contained in Section 4(2) of the Act.

On January 4, 2000, the registrant issued 500,000 shares of common stock to Ayaco (Ghana) Limited as consideration for an option to acquire the rights to the Tanoso Reconnaissance License. The shares were issued in reliance upon the exemption from registration contained in Section 4(2) of the Act.

On January 31, 2000, the registrant issued 2,571 units to CME Managing Consultants Inc. in exchange for services rendered, valued at $180.00, with each unit consisting of one share of our common stock and one warrant to purchase one share of our common stock. The units were issued in reliance upon the exemption from registration contained in Section 4(2) of the Act.

On January 31, 2000, the registrant issued 2,500,188 units to CME & Company in exchange for services rendered, valued at $175,013.19, with each unit consisting of one share of our common stock and one warrant to purchase one share of our common stock. The units were issued in reliance upon the exemption from registration contained in Section 4(2) of the Act.

On February 3, 2000, the registrant issued 66,682 units to CME & Company in exchange for services rendered, valued at $4,667.71, with each unit consisting of one share of our common stock and one warrant to purchase one share of our common stock. The units were issued in reliance upon the exemption from registration contained in Section 4(2) of the Act.

On April 1, 2000, the registrant issued 499,000 shares of common stock to four purchasers in exchange for cash of $124,750. The shares were issued in reliance upon the exemption from registration contained in Rule 506 of Regulation D.

On April 11, 2000, the registrant issued 321,055 units to CME & Company in exchange for services rendered, valued at $64,211.07, with each unit consisting of one share of our common stock and one warrant to purchase one share of our common stock. The units were issued in reliance upon the exemption from registration contained in Section 4(2) of the Act.

On April 11, 2000, the registrant issued 72,000 shares of common stock to Calderan Ventures, Ltd., in exchange for services rendered, valued at $18,000. The shares were issued in reliance upon the exemption from registration contained in Section 4(2) of the Act.

On April 11, 2000, the registrant issued 125,000 shares of common stock to James Romano in exchange for cash of $31,250. The shares were issued in reliance upon the exemption from registration contained in Section 4(2) of the Act.

On June 26, 2000, the registrant issued 322,012 units to CME & Company in exchange for services rendered, valued at $22,540.81, with each unit consisting of one share of our common stock and one warrant to purchase one share of our common stock. The units were issued in reliance upon the exemption from registration contained in Section 4(2) of the Act.

On August 15, 2000, the registrant issued 66,881 shares of common stock to CME Managing Consultants Inc. in exchange of $10,032.50. The shares were issued in reliance upon the exemption from registration contained in Section 4(2) of the Act.

On October 23, 2000, the registrant issued 340,000 shares of common stock to CME & Company in exchange for $51,000. the shares were issued in reliance upon the exemption from registration contained in Section 4(2) of the Act.

With respect to the sales of securities above, no underwriting commissions or discounts were paid on these sales.

ITEM 5.  INDEX TO EXHIBITS

----------------------------------------------------------------------------------------------------------------------
                                                                                                    Sequential Page
 Exhibit No.   Exhibit                                                                              Number
----------------------------------------------------------------------------------------------------------------------
     1.1       Form of Selling Agent Agreement                                                               63
----------------------------------------------------------------------------------------------------------------------
     2.1       Articles of Incorporation                                                                     68
----------------------------------------------------------------------------------------------------------------------
     2.2       Bylaws                                                                                        74
----------------------------------------------------------------------------------------------------------------------
     4.1       Form of Subscription Agreement                                                                96
----------------------------------------------------------------------------------------------------------------------
     6.1       Lease Agreement between Columbia River Resources Inc. and CME Consulting Ltd.                 98
----------------------------------------------------------------------------------------------------------------------
     6.2       Binding Heads Property Agreement between Columbia River Resources Inc. Ayaco                 102
----------------------------------------------------------------------------------------------------------------------
     6.3       Agreement between Columbia River Resources Inc. and Ayaco (Ghana) Limited dated              107
----------------------------------------------------------------------------------------------------------------------
     6.4       Agreement between Columbia River Resources Inc. and Freeform Communications Ltd.             112
----------------------------------------------------------------------------------------------------------------------
     6.5       Agreement between Columbia River Resources Inc. and CME & Company - Tanoso                   115
----------------------------------------------------------------------------------------------------------------------
     6.6       Agreement between Columbia River Resources Inc. and CME & Company - Nigeria                  122
----------------------------------------------------------------------------------------------------------------------
     6.7       Report on Reconnaissance Rock, Stream Sampling and Geological Mapping on the Ayaco           129
----------------------------------------------------------------------------------------------------------------------
     6.8       Agreement between Columbia River Resources Inc. and CME & Company, dated October             154
----------------------------------------------------------------------------------------------------------------------
     6.9       Agreement between Columbia River Resources Inc. and CME & Company - Tantalum                 161
----------------------------------------------------------------------------------------------------------------------
    10.1       Consent of Jones, Jensen & Company, LLC n/k/a HJ & Associates, LLC                           167
----------------------------------------------------------------------------------------------------------------------
    10.2       Consent of Pannell Kerr Foster                                                               169
----------------------------------------------------------------------------------------------------------------------
    10.3       Consent of Dill Dill Carr Stonbraker & Hutchings, P.C. (incorporated by reference
               to Exhibit 11.1)                                                                             171
----------------------------------------------------------------------------------------------------------------------
    10.4       Consent of Robert J. Griffis, Ph.D., P.Eng.                                                  173
----------------------------------------------------------------------------------------------------------------------
    11.1       Opinion re legality                                                                          175
----------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, Province of British Columbia, on November 1, 2000.

                                  COLUMBIA RIVER RESOURCES INC.
                                  (Registrant)



                                  By:/S/ROBERT R. FERGUSON
                                     -------------------------------------------
                                     Robert R. Ferguson, President

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE                                   TITLE                                       DATE
                                            President , Treasurer & Director
/s/ Robert R. Ferguson                      (Principal Executive, Financial and
--------------------------------            Accounting Officer)                         November 1, 2000
Robert R. Ferguson

/s/ Robert F. Weicker
--------------------------------            Director                                    November 1, 2000
Robert F. Weicker

